SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.





                                    FORM U5S



                                  ANNUAL REPORT



                      For the Year Ended December 31, 1999






                              Filed Pursuant to the
                   Public Utility Holding Company Act of 1935

                                       by



                           NEW CENTURY ENERGIES, INC.
                                1225 17TH STREET
                                DENVER, CO 80202

                                TABLE OF CONTENTS


                                                                         Page
                                                                        Number

Item 1.  System Companies and Investments Therein as of
           December 31, 1999 ......................................        1

Item 2.  Acquisitions or Sales of Utility Assets...................        5

Item 3.  Issue, Sale, Pledge, Guarantee or Assumption of System
           Securities .............................................        6

Item 4.  Acquisition, Redemption or Retirement of System Securities        8

Item 5.  Investments in Securities of Nonsystem Companies..........        9

Item 6.  Officers and Directors....................................        9

Item 7.  Contributions and Public Relations........................       27

Item 8.  Service, Sales and Construction Contracts.................       28

Item 9.  Wholesale Generators and Foreign Utility Companies........       28

Item 10. Financial Statements and Exhibits.........................       31

Signature   ......................................................        51

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1999

                                              Number of
                                                Common        % of      Issuer      Owner's
        Name of Company (1)                     Shares       Voting    Book Value   Book Value
  (and abbreviations used herein)               Owned       Power      (000s)       (000s)
  -------------------------------              -------     -------    ----------   ----------
 New Century Energies, Inc. (NCE)
    Public Service Company of Colorado
       (PSCo) (1)                                  100        100      $1,760,885   $1,760,885
     1480 Welton, Inc. (1480)                    4,049        100           5,833        5,833
     PSR Investments, Inc.  (PSR)              363,190        100           5,646        5,646
     Green and Clear Lakes Company               2,500        100              25           25
     Fuel Resources Development Co.
       (FUELCO)*                               159,000        100             588          588
     PS Colorado Credit Corporation
       (PSCCC)                               2,796,412        100          27,964       27,964
     Colorado Natural Fuels, L.L.C.
        (3,5)                                                 100           3,344        3,344
       Natural Fuels Company, L.L.C.
         (NATCO) (3,5)                                        100           3,644        3,644
        Natural/Total Limited
          Liability Company (3)                                50             682          341
         Natural/Total/KN Limited
          Partnership (3)                                   66.67             682          341
        Natural/Peoples Limited
         Liability Company (3)                                 50             107           53
    Southwestern Public Service
      Company  (SPS)                               100        100         761,383      761,383
    Cheyenne Light, Fuel and Power
      Company (CLF&P)                              100        100          23,339       23,339
    WestGas InterState, Inc. (WGI)              60,000        100             915          915
    New Century Services, Inc. (NCS)             1,000        100               1            1
    NC Enterprises, Inc.                         1,000        100         232,659      232,659
     New Century-Cadence, Inc.                   1,000        100             575          575
       Cadence Network, L.L.C  (3)                           33.3           2,341          826
     NCE Communications, Inc                       100        100          10,814       10,814
     New Century-Centrus, Inc.                   1,000        100              47           47
       Centrus, L.L.P. (6)                                   33.3               -            -
     New Century WYCO, Inc. (4)                               100          16,483       16,483
       WYCO Development, L.L.C. (3,4)                          50          33,109       16,555
     New Century O&M Service, Inc. (4)*                       100               -            -
     ep3, L.L.C.  (2,3)                                        50               -            -
     Natural Station Equipment L.L.C.
      (STATCO) (5)                                            100             101          101
     New Century International, Inc.(NCI)          100        100         397,149      397,149
       Yorkshire Power Group Limited       440,000,002         50         725,000      362,500
        Yorkshire Holdings plc                                100         725,000      367,000
         Yorkshire Electricity Group
           plc (a FUCO) (9)                159,270,953        100         725,000      367,000
        Yorkshire Power Finance Limited          1,000        100               -            -
       The Independent Power Corporation
           plc (IPC)(a FUCO) (1,9)              69,025       49.9           3,737        1,865
        ep3, L.L.C.  (2,3)                                     50               -            -
       ep3 LP*  (2,3)                                          50               -            -

                                              Number of
                                                Common        % of      Issuer      Owner's
        Name of Company (1)                     Shares       Voting    Book Value   Book Value
  (and abbreviations used herein)               Owned       Power      (000s)       (000s)
  -------------------------------              -------     -------    ----------   ----------
       Independent Power International
         (IPI)(an EWG) (1)                       5,526       49.9          (3,952)      (1,972)
        Corporation Independiente de                          100
          Energia S.A. (CIESA) (an
          EWG) (8)
          Central Piedra Buena S.A.                            39
           (Piedra Buena)(an EWG)(8)
     Quixx Corporation                          51,000        100          74,145       74,145
       Quixx Louisville, L.L.C.                               100           5,614        5,614
       KES Montego, Inc.                         1,000        100              32           32
        KES Jamaica, L.P. (General                              1               2            -
          Partner)(2,3)(an EWG)*
       Quixx Jamaica, Inc.                      10,000        100             155          155
        KES Jamaica, L.P. (Limited                             99               2            2
         Partner)(2,3)(an EWG)*
       Carolina Energy, Limited                             32.33               -            -
        Partnership*
        (Limited Partner) (2,3)
       Quixx Carolina, Inc.                     10,000        100               2            2
        Carolina Energy, Limited                                1               -            -
          Partnership*(General Partner)(2,3)
       Windpower Partners 1994, L.P.                        24.67          11,292        2,786
       (Limited Partner) (2,3)
       Quixx Mustang Station, Inc.              10,000        100              72           72
        Denver City Energy Associates,L.P.                    0.5          (4,458)         (22)
        (General Partner)(an EWG)(2,3)
       Quixx WPP94, Inc.                        10,000        100              12           12
        Windpower Partners 1994, L.P.                        0.33          11,292           37
        (General Partner)(2,3)
       Quixx Power Services, Inc.                1,000        100             499          499
       Quixx WRR, L.P. (General                                 1           4,001           40
         Partner)(2,3)
       Quixx Resources, Inc.                    10,000        100          16,478       16,478
        Quixx WRR, L.P. (Limited                               99           4,001        3,961
          Partner)(2,3)
        Borger Energy Associates, L.P.                      44.55          10,730        4,780
         (Limited Partner) (2,3)
        Denver City Energy Associates, L.P.                  49.5          (4,458)      (2,207)
         (Limited Partner)(an EWG)(2,3)
       Quixx Borger Cogen, Inc.                 10,000        100              56           56
        Borger Energy Associates, L.P.                       0.45          10,730           48
        (General Partner)(2,3)
          Borger Funding Corporation               100        100               -            -
       Quixxlin Corp.                           10,000        100              30           30
        Quixx Linden, L.P.(General                            0.5           5,750           29
          Partner)(2,3)
       Quixx Linden, L.P. (Limited                           49.5           5,750        2,846
         Partner)(2,3)

                                              Number of
                                                Common        % of      Issuer      Owner's
        Name of Company (1)                     Shares       Voting    Book Value   Book Value
  (and abbreviations used herein)               Owned       Power      (000s)       (000s)
  -------------------------------              -------     -------    ----------   ----------
       BCH Energy, L.P.*                                     42.2               -            -
       Quixx Mountain Holdings, L.L.C.(3,4)                   100               -            -
         Front Range Energy Associates,                        50               -            -
         L.L.C.(Limited Partner)(3,4)
     Utility Engineering Corporation (UE)       72,000        100          48,888       48,888
       Universal Utility Services                1,000        100           2,925        2,925
        Company (UUS)
       Precision Resource Company                1,000        100             398          398
     e prime, inc.                           3,807,719        100          23,068       23,068
       Young Gas Storage Company                 1,000        100           4,876        4,876
        Young Gas Storage Company,Ltd.                       47.5          13,685        6,601
       Texas-Ohio Pipeline, Inc.             1,000,000        100           1,279        1,279
       e prime Florida, Inc.                       100        100           2,812        2,812
       e prime Georgia, Inc.                       100        100             789          789
       ep3  L.P.*  (2,3)                                       50               -            -
       Johnstown Cogeneration Company,                         50           2,409        1,191
          L.L.C.
       e prime Networks, Inc. *                    100        100               -            -
       e prime projects international,Inc.*        100        100               -            -
       e prime operating, Inc. *                   100        100               -            -
       e prime (Belize) limited *                                               -            -
       e prime Energy Marketing, Inc.            1,000        100               -            -
     The Planergy Group, Inc.                    1,000        100          10,391       10,391
       Planergy, Inc.                              875        100            (590)        (590)
        Planergy Limited *                                    100               -            -
        USA - Planergy L.L.C.*                                 49               -            -
        First American Energy                                  50               -            -
        Alliance, L.L.C. (7)*
       Planergy New York, Inc. *                   875        100               -            -
       Planergy (Delaware), Inc.                 1,000        100            (109)        (109)
        Planergy Services, Inc.                  1,000        100           4,702        4,702
          Planergy Energy Services                  25        100            (104)        (104)
          Corporation
          Planergy Services USA, Inc.            3,000        100              76           76
          Planergy Services of Texas,Inc.          500        100              79           79
          Planergy Services of                     500        100             472          472
          Houston, Inc.
          Cogeneration Capital               1,500,000        100             129          129
          Associates, Inc.
          Planergy Services of                  15,000        100             700          700
          California, Inc.
       Planergy Power II, Inc. *                 1,000        100               -            -

* Inactive Subsidiaries

NOTES

(1) PSCo also holds a controlling interest in several other relatively small ditch and water companies whose capital requirements are not significant. Certain other subsidiaries of IPC and IPI hold controlling or minority interests in other relatively small companies whose capital requirements are not significant.

(2) Subsidiaries of more than one system company are:

                                                                                            Investment
Name of Subsidiary                                               System Company Owners        by Owner
------------------                                               ---------------------        --------
ep3 L.L.C                                                   NC Enterprises, Inc. (50%)       $       -
                                                Independent Power Americas, Inc. (50%)               -

ep3 L.P.                           Independent Power Corporation (Limited Partner 50%)               -
                                                   e prime, Inc. (Limited Partner 50%)               -

KES Jamaica, LP                                 KES Montego, Inc. (General Partner 1%)               -
                                             Quixx Jamaica, Inc. (Limited Partner 99%)               2

Carolina Energy, L.P.                       Quixx Corporation (Limited Partner 32.33%)               -
                                             Quixx Carolina, Inc. (General Partner 1%)               -

Windpower Partners 1994, L.P.               Quixx Corporation (Limited Partner 24.67%)           2,786
                                             Quixx WPP94, Inc. (General Partner 0.33%)              37

Denver City Energy Associates, L.P.          Quixx Mustang Station, Inc.(General Part
                                                                            -ner 0.5%)             (22)
                                         Quixx Resources, Inc. (Limited Partner 49.5%)          (2,207)

Borger Energy Associates, L.P.          Quixx Resources, Inc. (Limited Partner 44.55%)           4,780
                                      Quixx Borger Cogen, Inc. (General Partner 0.45%)              48

Quixx Linden, L.P.                               Quixxlin Corp. (General Partner 0.5%)              29
                                             Quixx Corporation (Limited Partner 49.5%)           2,846

Quixx WRR, L.P.                            Quixx Resources, Inc. (Limited Partner 99%)           3,961
                                                Quixx Corporation (General Partner 1%)              40

(3) Non-corporate subsidiaries are:

Name of Subsidiary                   Type of Organization      Equity Investment
------------------                   --------------------      -----------------
Colorado Natural Fuels, L.L.C        Limited Liability Company       $3,344
Natural Fuels Company, L.L.C.        Limited Liability Company        3,644
Natural/Total L.L.C.                 Limited Liability Company          341
Natural/Total/KN L.P                 Limited Partnership                341
Natural/Peoples L.L.C.               Limited Liability Company           53
Cadence Network, L.L.C               Limited Liability Company          826
WYCO Development, L.L.C.             Limited Liability Company       16,555
ep3 L.L.C                            Limited Liability Company            -
Natural Station Equipment L.L.C.     Limited Liability Company          101
ep3 L.P.                             Limited Partnership                  -
Quixx Louisville, L.L.C.             Limited Liability Company        5,614
KES Jamaica L.P.                     Limited Partnership                  2
Carolina Energy, Limited Partners    Limited Partnership                  -
Windpower Partners 1994, L.P.        Limited Partnership              2,823
Denver City Energy Associates, L.P.  Limited Partnership             (2,229)
Quixx WRR, L.P.                      Limited Partnership              4,001
Borger Energy Associates, L.P.       Limited Partnership              4,828

(3) continued

Name of Subsidiary                   Type of Organization      Equity Investment
------------------                   --------------------      -----------------
Quixx Linden, L.P.                   Limited Partnership              2,875
Young Gas Storage Company, Ltd       Limited Liability Company        6,601
Johnstown Cogeneration Company L.L.C Limited Liability Company        1,191
e prime (Belize) Limited             Limited Liability Company         -
USA - Planergy L.L.C.                Limited Liability Company         -
Quixx Mountain Holdings, L.L.C.      Limited Liability Company         -
Front Range Energy
  Associates, L.L.C.                 Limited Liability Company         -

(4) New subsidiary companies added during 1999 were:

Name of Subsidiary               Date and Place of Organization               Description
------------------               ------------------------------               -----------
New Century WYCO, Inc.           October 4, 1999 in Colorado        Holds natural gas pipeline partnership
WYCO, L.L.C.                     December 18, 1997 in Colorado      Ownership & lease of natural gas
                                                                    transportation facilities
New Century O&M Services, Inc.   May 4, 1999 in Colorado            Operation & maintenance services
                                                                    for electric & gas distribution
                                                                    systems
Quixx Mountain Holdings, L.L.C.  March 23, 1999 in Delaware         Holds independent power project
                                                                    partnership
Front Range Energy Associates,
  L.L.C.                         March 23, 1999 in Delaware         Develop & own independent power project

(5) Natural Fuels Corporation was restructured effective December 31, 1999, forming two newly organized limited liability companies: NATCO and STATCO.
Natural Fuels' interest in STATCO was transferred to NC Enterprises. NC Enterprises then transferred 100% of the common stock of Natural Fuels to NCE by means of a declaration of a dividend of the shares of Natural Fuels. NCE then made a capital contribution of such shares to PSCo. Finally, PSCo merged Natural Fuels into a newly formed limited liability company, Colorado Natural Fuels, LLC, with NATCO as a subsidiary.

(6) Dissolved on March 5, 1999.

(7) Dissolved on July 15, 1999.

(8) Detailed financial statements in U.S. Dollars for 1999 were not available.

(9) Although not presently a FUCO, NCE has indicated to the Securities and Exchange Commission that it intends to qualify the company as a FUCO.

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

During 1999, there were no acquisitions or sales of utility assets which involved consideration of more than $1 million.

ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

                                           Names of Company
              Name of Issuer                   Issuing,                                     Authorization or
            And Title of Issue             Guaranteeing, or     Date of      Consideration      Exemption
                   (1)                         Assuming       Transaction         (4)              (5)
                                              Securities          (3)
                                                  (2)
--------------------------------------------------------------------------------------------------------------
PSCCC
Commercial Paper, secured by $300 million
 line of credit                                  PSCCC         12/31/99       $99,281,000         Rule 52
  End of year balance                                          10/25/99      $121,181,000
  Highest balance during the year
  Effective average interest rate of 5.24%
  Commitment fee of 0.09%

PSCo
6.875% Senior Notes, Series A, due July          PSCo           7/16/99      $200,000,000         Rule 52
 15, 2009

Treasury Interest Rate Lock - 6.875%
 Senior Notes, due July 15, 2009                 PSCo           7/12/99      $200,000,000         Rule 52


5.10% Pollution Control Refunding Revenue
 Bonds, Series G (Adams County), due             PSCo           1/01/99       $27,250,000         Rule 52
January 1, 2020

5.10% Pollution Control Refunding Revenue
 Bonds, Series G (Pueblo County), due            PSCo           1/01/99       $21,500,000         Rule 52
January 1, 2020

Commercial Paper, secured by $300 million
line of credit                                   PSCo           12/31/99     $256,350,000         Rule 52
  End of  year balance                                           6/30/99     $385,500,000
  Highest balance during the year
  Effective average interest rate of 5.26%
  Commitment fee of 0.09%

SPS
6.20% Senior Notes, Series A, due March           SPS            3/01/99     $100,000,000         Rule 52
 1, 2009

5.20% Adjustable Rate Tender securities
 (Pollution Control Bonds - Red River             SPS            6/17/99      $44,500,000         Rule 52
 Authority of Texas) - $44.5 million fixing

ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

                                           Names of Company
              Name of Issuer                   Issuing,                                     Authorization or
            And Title of Issue             Guaranteeing, or     Date of      Consideration      Exemption
                   (1)                         Assuming       Transaction         (4)              (5)
                                              Securities          (3)
                                                  (2)
--------------------------------------------------------------------------------------------------------------

SPS (continued)
Commercial Paper, secured by $250 million
 line of credit                                    SPS         12/31/99      $181,000,000         Rule 52
  End of year balance                                          12/18/99      $181,000,000
  Highest balance during the year
  Effective average interest rate of 5.30%
  Commitment fees of 0.07%

Young Gas Storage
Interest Rate Swap                         Young Gas Storage    6/30/99      $  7,579,063         Rule 52

NCE
Guarantee Young Gas Storage                       NCE           3/26/99      $  4,330,720         Rule 52


ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

                                            Name of Company
                                               Acquiring,                      Extinguished (EXT)
                                              Redeeming or                        Or Held (H)
            Name of Issuer and                 Retiring                              for              Authorization or
              Title of Issue                  Securities      Consideration   Further Disposition        Exemption
                   (1)                           (2)              (3)                (4)                    (5)
---------------------------------------------------------------------------------------------------------------------
PSCo
9-7/8% First Mortgage Bonds, due July 1,
  2020                                           PSCo          $5,000,000            EXT                 Rule 42

8-3/4% First Mortgage Bonds, due March 1,
2022                                             PSCo          $2,000,000            EXT                 Rule 42

Medium-Term Notes, Series A, 9.08%, due
March 15, 1999                                   PSCo         $10,000,000            EXT                 Rule 42

Medium-Term Notes, Series A, 8.90%, due
August 10, 1999                                  PSCo          $5,000,000            EXT                 Rule 42

Medium-Term Notes Series B, 6.05%, due
November 29, 1999                                PSCo         $15,000,000            EXT                 Rule 42

Medium-Term Notes Series B, 7.23%, due
November 1, 1999                                 PSCo         $10,000,000            EXT                 Rule 42

SPS
6-7/8% First Mortgage Bonds, due December
1, 1999                                           SPS         $90,000,000            EXT                 Rule 42

8-1/2% First Mortgage Bonds, due February
15, 2025                                          SPS          $9,733,000            EXT                 Rule 42

8-1/4% First Mortgage Bonds, due July 15,
2022                                              SPS          $4,000,000            EXT                 Rule 42

8-1/5% First Mortgage Bonds, due December
1, 2022                                           SPS         $11,000,000            EXT                 Rule 42

1480
13.25% Secured Note, due October 1, 2016         1480           $456,696             EXT                 Rule 42

NCE
Guarantees for e prime, expired 1999              NCE          $7,700,000            EXT                 Rule 42

ITEM 5.  INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES

For each system company, excluding subsidiaries exempted from regulation as such pursuant to Section 3(d), securities representing obligations of customers incurred in the ordinary course of business, and temporary cash report as of the end of the year:

1. Aggregate amount of investments in persons operating in the retail service area of the owners, or of its subsidiaries. State the number of persons included and describe generally the kind of persons included. If investments were made pursuant to State law, cite the State law under which they were made. NONE


2. With respect to securities owned not included in category 1, state the name of the issuer, describe the securities, including number of shares and percentage of voting power as to equity securities, indicate the general nature of the issuer's business, and state the owner's book value of the investment. NONE


ITEM 6.  OFFICERS AND DIRECTORS

Legend of Abbreviations
CB                  Chairman of the Board
VC                  Vice Chairman of the Board
D                   Director
CEO                 Chief Executive Officer
P                   President
COO                 Chief Operating Officer
CFO                 Chief Financial Officer
EVP                 Executive Vice President
SVP                 Senior Vice President
VP                  Vice President
GC                  General Counsel
C                   Controller
S                   Secretary
AS                  Assistant Secretary
T                   Treasurer
AT                  Assistant Treasurer

Address Codes

(a) 1225 17th Street, Denver, CO  80202
(b) 600 So. Tyler, Amarillo, TX  79101
(c) 108 West 18th Street, Cheyenne, WY  82003
(d) 500 So. Taylor, Suite 1100, Lobby Box #254, Amarillo,  TX 79101
(e) 5601 I-40 West,  Amarillo,  TX 79106
(f) 5855 Stapleton Dr., North,  Suite 135, Denver, CO 80216
(g) 1099 18th Street,  Denver, CO 80202
(h) 1003 West Cutting Blvd., Suite 110, Richmond, CA 94804
(i) 901 MoPac Expressway South,  Suite 495, Austin, TX 78746
(j) 1235 Smith 7th Line, Peterborough, Ontario, Canada K9J 6X5

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                                                                 Green &
                                                                  Clear
                           NCE        PSCO        1480     PSR    Lake     SPS       CLF&P      WGI       PSCCC     NCS
                           ---        ----        ----     ---    ----     ---       -----      ---       -----     ---
Arigoni, Susan (a)                                                                              VP,AS,AT
Assel, Michael D. (d)
Audet, Philip (i)
Bailey, Robert W. (h)
Barron, Eddie T. (e)
Blanton, Peggy S. (e)
Bloemen, Michael W. (f)
Bonavia, Paul J. (a)     SVP,GC       SVP,GC                               SVP,GC    SVP                          SVP, GC
Borgshulte, Donald F.(a)
Brazille, Doris (e)
Brunetti, Wayne H.(a)    VC,D,P,COO   VC,D,CEO,P  CB,D,P         CB,D,P    VC,D,CEO  VC,D,CEO   CB,D,P            VC,D,CEO,P
Bunch, Doyle (a)                                                 D                                                SVP
Burgess, C. Coney        D
1608 So. Polk
Amarillo, TX  79102
Cann, Howard (h)
Conklin, Danny H.        D
801 So. Fillmore,
 Suite 730
Amarillo, TX  79101
Corbell, Royce (e)
Cox, Dewayne(e)
Dallinger, Curtis C.(f)
Fairbanks, David (d)
Felker, Nancy E. (a)     AT           AT          AT       D,T   AT        AT        AT         AT        D,T     AT
Figoli, Darla (g)
Forbess, Giles M.        D
Flint and Clovis Road
Lubbock, TX  79415
Fowke, Ben G. III (g)
Fuqua, Gary S. (e)
Gibson, Gary L. (b)                                                                                               VP
Gill, Natalie (h)
Gray, William P. (c)                                                                 AS
Greer, Gayle L.          D
1624 Market St., #300
Denver, CO  80202
Gross, Scott I. (d)
Hamilton, Henry (b)                   D,EVP                                D,EVP                                  D,EVP
Hardenbergh, Frank E.
304 Boston Post Road
Wayland, MA 01778
Hart, Cathy J. (a)       S            S           S        S     S         AS        S          S         S       S
Helton, Bill D. (a)      CB,D,CEO     CB,D                                 CB,D      CB,D                         CB,D
Hemminghaus, R.R.        D
6000 N. Loop 1604 W
San Antonio, TX  78249
Henderson, Billy B. (e)
Hermesmeyer, Jerry (d)
Hirschfeld, A. Barry     D
5200 Smith Road
Denver, CO  80216
Jackson, Brian P. (a)    SVP,T        D,CFO,SVP,T D,CFO,T  CB,D,P          CFO,SVP,T D,T        VP        CB,D,P  SVP,T
Kaysen, Richard ( c )                                                                D,P,COO
Keehbauch, Thomas J.(h)
Kelly, Richard C. (a)    EVP,CFO      D,EVP       D        D     D,T       D,EVP     D          D,T       D       D,CFO,EVP
King, Ross (a)                                                                       D                            VP
Krattenmaker, Kelly J.(g)
Lucas, Alfred (a)                                 VP             D,VP
Madden, Teresa S. (a)    C            C                                    C         C                            C
McAfee, John (b)                                                                                                  VP
McCausland, Ross (d)
McCullough, Mike (e)
McNabb, Barbara (e)
Miller, Monte L. (d)
Mock, J. Howard          D
2906 Broadway, NE
Albuquerque, NM  87107
Moreno, Albert F.        D
1155 Battery St, LS/7N
San Francisco, CA 94111
Mortensen, Marc Wm.(d)
Nelson, Paul A. (f)
Niehoff, Michael E.
550 15th Street, Suite 800
Denver, CO  80202
Peterson, Carol (a)      AS           AS          AS       AS    AS                  AS         AS        AS      AS
Petillo, J. T. (a)                    EVP                                  EVP                                    EVP
Pomeroy, William J. (c)                                                    AS
Powers. J. Michael       D
1003 East Lincolnway
Cheyenne, WY  82001
Pritchard, Michael D.(a) AT           AT                                   AT                                     AT
Pullum, Mary (b)         AS                                                S                                      AS

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                            NC
                           Enter-
                           prises
                           ------
Arigoni, Susan (a)
Assel, Michael D. (d)
Audet, Philip (i)
Bailey, Robert W. (h)
Barron, Eddie T. (e)
Blanton, Peggy S. (e)
Bloemen, Michael W. (f)
Bonavia, Paul J. (a)
Borgshulte, Donald F.(a)
Brazille, Doris (e)
Brunetti, Wayne H.(a)      VC,D,CEO,P
Bunch, Doyle (a)
Burgess, C. Coney
1608 So. Polk
Amarillo, TX  79102
Cann, Howard (h)
Conklin, Danny H.
801 So. Fillmore,
 Suite 730
Amarillo, TX  79101
Corbell, Royce (e)
Cox, Dewayne(e)
Dallinger, Curtis C.(f)
Fairbanks, David (d)
Felker, Nancy E. (a)       AT
Figoli, Darla (g)
Forbess, Giles M.
Flint and Clovis Road
Lubbock, TX  79415
Fowke, Ben G. III (g)
Fuqua, Gary S. (e)
Gibson, Gary L. (b)
Gill, Natalie (h)
Gray, William P. (c)
Greer, Gayle L.
1624 Market St., #300
Denver, CO  80202
Gross, Scott I. (d)
Hamilton, Henry (b)
Hardenbergh, Frank E.
304 Boston Post Road
Wayland, MA 01778
Hart, Cathy J. (a)         S
Helton, Bill D. (a)        CB,D
Hemminghaus, R.R.
6000 N. Loop 1604 W
San Antonio, TX  78249
Henderson, Billy B. (e)
Hermesmeyer, Jerry (d)
Hirschfeld, A. Barry
5200 Smith Road
Denver, CO  80216
Jackson, Brian P. (a)      D,CFO,T
Kaysen, Richard ( c )
Keehbauch, Thomas J.(h)
Kelly, Richard C. (a)      D,EVP
King, Ross (a)
Krattenmaker, Kelly J.(g)
Lucas, Alfred (a)
Madden, Teresa S. (a)
McAfee, John (b)
McCausland, Ross (d)
McCullough,Mike (e)
McNabb, Barbara (e)
Miller, Monte L. (d)
Mock, J. Howard
2906 Broadway, NE
Albuquerque, NM  87107
Moreno, Albert F.
1155 Battery St, LS/7N
San Francisco, CA 94111
Mortensen, Marc Wm.(d)
Nelson, Paul A. (f)
Niehoff, Michael E.
550 15th Street, Suite 800
Denver, CO  80202
Peterson, Carol (a)        AS
Petillo, J. T. (a)
Pomeroy, William J. (c)
Powers. J. Michael
1003 East Lincolnway
Cheyenne, WY  82001
Pritchard, Michael D.(a)
Pullum, Mary (b)
Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                                                                 Green &
                                                                  Clear
                           NCE        PSCO        1480     PSR    Lake     SPS       CLF&P      WGI       PSCCC     NCS
                           ---        ----        ----     ---    ----     ---       -----      ---       -----     ---
Redd, Ershel, C. Jr
800 Gessner, Suite 1030
Houston, TX  77024
Rodiek, Roger K. (h)
Rogers, Bob (d)
Schleifer, Paul (h)
Schwartz, Charles J.(j)
Shulmeister, Frank H.(h)
Slifer, David K. (h)
Slifer, Rodney E.        D
230 Bridge Street
Vail, CO  81657
Splawn, Gwen (e)
Starr, Rick W.(h)
Steele, James J.
712 Main Street,
 Suite 2200
Houston, TX 77002-3290
Steinhilper, James D.(d)
Stephens, W. Thomas      D
925 W. Georgia St.
Vancouver B.C. V6C 3L2
Taylor, Marilyn (a)                                                                                               VP
Tointon, Robert G.       D
1 Greeley National Plaza
822 7th Street, Suite 700
Greeley, CO  80631
Tutko, Donald (i)
Vincent, Patricia K. (a)              VP                                                                          VP
Whitcomb, Stephen H. (a)              AS          AS       AS              AS        AS                   AS      AS
Whitney, Jon (f)
Wilks, David (b)                      D,EVP                                D,P,COO   D          D                 D,EVP
Williams, Jimmy D. (e)
Zenner, Tom
712 Main Street,
 Suite 2200
Houston, TX 77002-3290

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                             NC
                            Enter-
                            prises
                            ------
Redd, Ershel, C. Jr
800 Gessner, Suite 1030
Houston, TX  77024
Rodiek, Roger K. (h)
Rogers, Bob (d)
Schleifer, Paul (h)
Schwartz, Charles J.(j)
Shulmeister, Frank H.(h)
Slifer, David K. (h)
Slifer, Rodney E.
230 Bridge Street
Vail, CO  81657
Splawn, Gwen (e)
Starr, Rick W.(h)
Steele, James J.
712 Main Street,
 Suite 2200
Houston, TX 77002-3290
Steinhilper, James D.(d)
Stephens, W. Thomas
925 W. Georgia St.
Vancouver B.C. V6C 3L2
Taylor, Marilyn (a)
Tointon, Robert G.
1 Greeley National Plaza
822 7th Street, Suite 700
Greeley, CO  80631
Tutko, Donald (i)
Vincent, Patricia K. (a)
Whitcomb,Stephen H. (a)
Whitney, Jon (f)
Wilks, David (b)
Williams, Jimmy D. (e)
Zenner, Tom
712 Main Street,
 Suite 2200
Houston, TX 77002-3290

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                                                                 KES                                                 Quixx
                              NC                  Quixx          Mon-      Quixx     Quixx     Quixx      Quixx      Power
                           Cadence    WYCO        Corp.          tego      Jamaica  Carolina   Mustang    WPP 94    Services
                           -------    ----        -----          ----      -------  --------   -------    ------    --------
Arigoni, Susan (a)                    VP
Assel, Michael D. (d)                                                      VP        VP        VP         VP
Audet, Philip (i)
Bailey, Robert W. (h)
Barron, Eddie T. (e)
Blanton, Peggy S. (e)
Bloemen, Michael W. (f)
Bonavia, Paul J. (a)
Borgshulte, Donald F.(a)
Brazille, Doris (e)
Brunetti, Wayne H.(a)                 D           VC,D
Bunch, Doyle (a)
Burgess, C. Coney
1608 So. Polk
Amarillo, TX  79102
Cann, Howard (h)
Conklin, Danny H.                                 D
801 So. Fillmore,
 Suite 730
Amarillo, TX  79101
Corbell, Royce (e)
Cox, Dewayne(e)
Dallinger, Curtis C.(f)
Fairbanks, David (d)                                                       D,VP
Felker, Nancy E. (a)     AT           AT          AT             AT        AT        AT         AT         AT       AT
Figoli, Darla (g)
Forbess, Giles M.
Flint and Clovis Road
Lubbock, TX  79415
Fowke, Ben G. III (g)
Fuqua, Gary S. (e)                                D,CEO,P,COO    CB,D,P    CB,D,P    CB,D,P     CB,D,P     CB,D,P   D,CEO,P,COO
Gibson, Gary L. (b)
Gill, Natalie (h)
Gray, William P. (c)
Greer, Gayle L.
1624 Market St., #300
Denver, CO  80202
Gross, Scott I. (d)
Hamilton, Henry (b)                               D              D,VP      D,VP      D,VP       D,VP       D,VP     D,VP
Hardenbergh, Frank E.
304 Boston Post Road
Wayland, MA 01778
Hart, Cathy J. (a)       S            S
Helton, Bill D. (a)                               CB,D                                                              CB,D
Hemminghaus, R.R.
6000 N. Loop 1604 W
San Antonio, TX  78249
Henderson, Billy B. (e)
Hermesmeyer, Jerry (d)                                                                          D
Hirschfeld, A. Barry
5200 Smith Road
Denver, CO  80216
Jackson, Brian P. (a)    VP,T        D,T
Kaysen, Richard (c)
Keehbauch, Thomas J.(h)
Kelly, Richard C. (a)    CB,D                     D                                                                 CB,D
King, Ross (a)
Krattenmaker, Kelly J.(g)
Lucas, Alfred (a)
Madden, Teresa S. (a)
McAfee, John (b)
McCausland, Ross (d)
McCullough, Mike (e)
McNabb, Barbara (e)
Miller, Monte L. (d)
Mock, J. Howard
2906 Broadway, NE
Albuquerque, NM  87107
Moreno, Albert F.
1155 Battery St, LS/7N
San Francisco, CA 94111
Mortensen, Marc Wm.(d)
Nelson, Paul A. (f)
Niehoff, Michael E.
550 15th Street,
 Suite 800
Denver, CO  80202
Peterson, Carol (a)      AS           AS
Petillo, J. T. (a)       D,CEO,P
Pomeroy, William J. (c)
Powers. J. Michael
1003 East Lincolnway
Cheyenne, WY  82001
Pritchard, Michael D.(a)
Pullum, Mary (b)                                  S              S         S         S          S         S         S

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                           Quixx
                         Resources
                         ---------
Arigoni, Susan (a)
Assel, Michael D. (d)    VP
Audet, Philip (i)
Bailey, Robert W. (h)
Barron, Eddie T. (e)
Blanton, Peggy S. (e)
Bloemen, Michael W. (f)
Bonavia, Paul J. (a)
Borgshulte, Donald F.(a)
Brazille, Doris (e)
Brunetti, Wayne H.(a)
Bunch, Doyle (a)
Burgess, C. Coney
1608 So. Polk
Amarillo, TX  79102
Cann, Howard (h)
Conklin, Danny H.
801 So. Fillmore,
 Suite 730
Amarillo, TX  79101
Corbell, Royce (e)
Cox, Dewayne(e)
Dallinger, Curtis C.(f)
Fairbanks, David (d)
Felker, Nancy E. (a)
Figoli, Darla (g)
Forbess, Giles M.
Flint and Clovis Road
Lubbock, TX  79415
Fowke, Ben G. III (g)
Fuqua, Gary S. (e)
Gibson, Gary L. (b)
Gill, Natalie (h)
Gray, William P. (c)
Greer, Gayle L.
1624 Market St., #300
Denver, CO  80202
Gross, Scott I. (d)      CB,D,P
Hamilton, Henry (b)
Hardenbergh, Frank E.
304 Boston Post Road
Wayland, MA 01778
Hart, Cathy J. (a)
Helton, Bill D. (a)
Hemminghaus, R.R.
6000 N. Loop 1604 W
San Antonio, TX  78249
Henderson, Billy B. (e)
Hermesmeyer, Jerry (d)
Hirschfeld, A. Barry
5200 Smith Road
Denver, CO  80216
Jackson, Brian P. (a)
Kaysen, Richard (c)
Keehbauch, Thomas J.(h)
Kelly, Richard C. (a)
King, Ross (a)
Krattenmaker, Kelly J.(g)
Lucas, Alfred (a)
Madden, Teresa S. (a)
McAfee, John (b)
McCausland, Ross (d)
McCullough, Mike (e)
McNabb, Barbara (e)
Miller, Monte L. (d)     D,S,T
Mock, J. Howard
2906 Broadway, NE
Albuquerque, NM  87107
Moreno, Albert F.
1155 Battery St, LS/7N
San Francisco, CA 94111
Mortensen, Marc Wm.(d)
Nelson, Paul A. (f)
Niehoff, Michael E.
550 15th Street,
 Suite 800
Denver, CO  80202
Peterson, Carol (a)
Petillo, J. T. (a)
Pomeroy, William J. (c)
Powers. J. Michael
1003 East Lincolnway
Cheyenne, WY  82001
Pritchard, Michael D.(a)
Pullum, Mary (b)         AS
Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                                                                 KES                                                 Quixx
                              NC                  Quixx          Mon-      Quixx     Quixx     Quixx      Quixx      Power
                           Cadence    WYCO        Corp.          tego      Jamcica  Carolina   Mustang    WPP 94    Services
                           -------    ----        -----          ----      -------  --------   -------    ------    --------
Redd, Ershel, C. Jr
800 Gessner, Suite 1030
Houston, TX  77024
Rodiek, Roger K. (h)
Rogers, Bob (d)                                                                                           VP,D
Schleifer, Paul (h)
Schwartz, Charles J.(j)
Shulmeister, Frank H.(h)
Slifer, David K. (h)
Slifer, Rodney E.
230 Bridge Street
Vail, CO  81657
Splawn, Gwen (e)
Starr, Rick W.(h)
Steele, James J.
712 Main Street,
 Suite 2200
Houston, TX 77002-3290
Steinhilper, James D.(d)                          VP,AS,T        D,VP,AS,T D,VP,AS,T D,VP,AS,T  D,VP,AS,T D,VP,AS,T D,VP,AS,T
Stephens, W. Thomas
925 W. Georgia St.
Vancouver B.C. V6C 3L2
Taylor, Marilyn (a)
Tointon, Robert G.
1 Greeley National Plaza
822 7th Street, Suite 700
Greeley, CO  80631
Tutko, Donald (i)
Vincent, Patricia K. (a) D
Whitcomb, Stephen H. (a)
Whitney, Jon (f)
Wilks, David (b)                      CB,D,CEO,P  D                                                                 D
Williams, Jimmy D. (e)
Zenner, Tom
712 Main Street,
 Suite 2200
Houston, TX 77002-3290

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                           Quixx
                         Resources
                         ---------
Redd, Ershel, C. Jr
800 Gessner, Suite 1030
Houston, TX  77024
Rodiek, Roger K. (h)
Rogers, Bob (d)
Schleifer, Paul (h)
Schwartz, Charles J.(j)
Shulmeister, Frank H.(h)
Slifer, David K. (h)
Slifer, Rodney E.
230 Bridge Street
Vail, CO  81657
Splawn, Gwen (e)
Starr, Rick W.(h)
Steele, James J.
712 Main Street,
 Suite 2200
Houston, TX 77002-3290
Steinhilper, James D.(d)
Stephens, W. Thomas
925 W. Georgia St.
Vancouver B.C. V6C 3L2
Taylor, Marilyn (a)
Tointon, Robert G.
1 Greeley National Plaza
822 7th Street, Suite 700
Greeley, CO  80631
Tutko, Donald (i)
Vincent, Patricia K. (a)
Whitcomb,Stephen H. (a)
Whitney, Jon (f)
Wilks, David (b)
Williams, Jimmy D. (e)
Zenner, Tom
712 Main Street,
 Suite 2200
Houston, TX 77002-3290

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                                                                           Front
                         Quixx                    Quixx          Borger    Range
                         Borger       Quixxlin      Mtn.         Funding   Energy                         Precision
                         Cogen        Corp.       Holdings       Corp.     Assoc.      UE        UUS      Resources     STATCO
                         -----        -----       --------       -----     ------      --        ---      ---------     ------
Arigoni, Susan (a)
Assel, Michael D. (d)    VP           VP
Audet, Philip (i)
Bailey, Robert W. (h)
Barron, Eddie T. (e)                                                                 COO,VP    CB,D,CEO   CB,D,CEO
Blanton, Peggy S. (e)                                                                          S
Bloemen, Michael W. (f)                                                                                                 VP
Bonavia, Paul J. (a)
Borgshulte, Donald F.(a)
Brazille, Doris (e)                                                                                       D
Brunetti, Wayne H.(a)                                                                D,VC                               D
Bunch, Doyle (a)
Burgess, C. Coney
1608 So. Polk
Amarillo, TX  79102
Cann, Howard (h)
Conklin, Danny H.
801 So. Fillmore,
 Suite 730
Amarillo, TX  79101
Corbell, Royce (e)                                                                   C         D
Cox, Dewayne(e)                                                                                P,COO
Dallinger, Curtis C.(f)                                                                                                 P
Fairbanks, David (d)
Felker, Nancy E. (a)     AT           AT                                             AT        AT         AT            AT
Figoli, Darla (g)
Forbess, Giles M.
Flint and Clovis Road
Lubbock, TX  79415
Fowke, Ben G. III (g)                                                                                                   VP,T
Fuqua, Gary S. (e)       CB,D,P       CB,D,P                                         D,CEO,P   D          D
Gibson, Gary L. (b)
Gill, Natalie (h)
Gray, William P. (c)
Greer, Gayle L.
1624 Market St., #300
Denver, CO  80202
Gross, Scott I. (d)
Hamilton, Henry (b)      D,VP         D,VP                       CEO                 D
Hardenbergh, Frank E.                                            D
304 Boston Post Road
Wayland, MA 01778
Hart, Cathy J. (a)
Helton, Bill D. (a)                                                                  CB,D                               CB,D
Hemminghaus, R.R.
6000 N. Loop 1604 W
San Antonio, TX  78249
Henderson, Billy B. (e)                                                              VP,AS,T
Hermesmeyer, Jerry (d)   D
Hirschfeld, A. Barry
5200 Smith Road
Denver, CO  80216
Jackson, Brian P. (a)
Kaysen, Richard (c)
Keehbauch, Thomas J.(h)
Kelly, Richard C. (a)                                                                D                                  D
King, Ross (a)
Krattenmaker, Kelly J.(g)
Lucas, Alfred (a)
Madden, Teresa S. (a)
McAfee, John (b)
McCausland, Ross (d)                              VP,AS                    S
McCullough, Mike (e)                                                                           D
McNabb, Barbara (e)                                                                                       S
Miller, Monte L. (d)
Mock, J. Howard                                                                      D
2906 Broadway, NE
Albuquerque, NM  87107
Moreno, Albert F.
1155 Battery St, LS/7N
San Francisco, CA 94111
Mortensen, Marc Wm.(d)                                                               VP
Nelson, Paul A. (f)                                                                                                     VP,S
Niehoff, Michael E.                                                                  VP
550 15th Street,
 Suite 800
Denver, CO  80202
Peterson, Carol (a)                                                                                                     AS
Petillo, J. T. (a)
Pomeroy, William J. (c)
Powers. J. Michael
1003 East Lincolnway
Cheyenne, WY  82001
Pritchard, Michael D.(a)
Pullum, Mary (b)         S            S                          S                   S

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                         NATCO     NCI
                         -----     ---
Arigoni, Susan (a)
Assel, Michael D. (d)
Audet, Philip (i)
Bailey, Robert W. (h)
Barron, Eddie T. (e)
Blanton, Peggy S. (e)
Bloemen, Michael W. (f)  VP
Bonavia, Paul J. (a)               D,P
Borgshulte, Donald F.(a)
Brazille, Doris (e)
Brunetti, Wayne H.(a)    D         CB,D
Bunch, Doyle (a)
Burgess, C. Coney
1608 So. Polk
Amarillo, TX  79102
Cann, Howard (h)
Conklin, Danny H.
801 So. Fillmore,
 Suite 730
Amarillo, TX  79101
Corbell, Royce (e)
Cox, Dewayne(e)
Dallinger, Curtis C.(f)  P
Fairbanks, David (d)
Felker, Nancy E. (a)     AT        AT
Figoli, Darla (g)
Forbess, Giles M.
Flint and Clovis Road
Lubbock, TX  79415
Fowke, Ben G. III (g)    VP,T
Fuqua, Gary S. (e)
Gibson, Gary L. (b)
Gill, Natalie (h)
Gray, William P. (c)
Greer, Gayle L.
1624 Market St., #300
Denver, CO  80202
Gross, Scott I. (d)
Hamilton, Henry (b)
Hardenbergh, Frank E.
304 Boston Post Road
Wayland, MA 01778
Hart, Cathy J. (a)                 S
Helton, Bill D. (a)      CB,D      D
Hemminghaus, R.R.
6000 N. Loop 1604 W
San Antonio, TX  78249
Henderson, Billy B. (e)
Hermesmeyer, Jerry (d)
Hirschfeld, A. Barry
5200 Smith Road
Denver, CO  80216
Jackson, Brian P. (a)              T
Kaysen, Richard (c)
Keehbauch, Thomas J.(h)
Kelly, Richard C. (a)    D         D
King, Ross (a)
Krattenmaker, Kelly J.(g)
Lucas, Alfred (a)
Madden, Teresa S. (a)
McAfee, John (b)
McCausland, Ross (d)
McCullough, Mike (e)
McNabb, Barbara (e)
Miller, Monte L. (d)
Mock, J. Howard
2906 Broadway, NE
Albuquerque, NM  87107
Moreno, Albert F.
1155 Battery St, LS/7N
San Francisco, CA 94111
Mortensen, Marc Wm.(d)
Nelson, Paul A. (f)      VP,S
Niehoff, Michael E.
550 15th Street,
 Suite 800
Denver, CO  80202
Peterson, Carol (a)      AS        AS
Petillo, J. T. (a)
Pomeroy, William J. (c)
Powers. J. Michael
1003 East Lincolnway
Cheyenne, WY  82001
Pritchard, Michael D.(a)
Pullum, Mary (b)

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                                                                           Front
                         Quixx                    Quixx          Borger    Range
                         Borger       Quixxlin      Mtn.         Funding   Energy                         Precision
                         Cogen        Corp.       Holdings       Corp.     Assoc.      UE        UUS      Resources     STATCO
                         -----        -----       --------       -----     ------      --        ---      ---------     ------
Redd, Ershel, C. Jr
800 Gessner, Suite 1030
Houston, TX  77024
Rodiek, Roger K. (h)
Rogers, Bob (d)                       D,VP
Schleifer, Paul (h)
Schwartz, Charles J.(j)
Shulmeister, Frank H.(h)
Slifer, David K. (h)
Slifer, Rodney E.
230 Bridge Street
Vail, CO  81657
Splawn, Gwen (e)                                                                                          P,COO
Starr, Rick W. (h)
Steele, James J.                                                 D
712 Main Street,
 Suite 2200
Houston, TX 77002-3290
Steinhilper, James D.(d) D,VP,AS,T    D,VP,AS,T   P              CB,D,P    VC
Stephens, W. Thomas
925 W. Georgia St.
Vancouver B.C. V6C 3L2
Taylor, Marilyn (a)
Tointon, Robert G.
1 Greeley National Plaza
822 7th Street, Suite 700
Greeley, CO  80631
Tutko, Donald (i)
Vincent, Patricia K. (a)
Whitcomb, Stephen H. (a)
Whitney, Jon (f)                                                                                                        VC,D
Wilks, David (b)                                                                     D
Williams, Jimmy D. (e)                                                               VP                   D
Zenner, Tom                                                      T
712 Main Street,
 Suite 2200
Houston, TX 77002-3290

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                         NATCO     NCI
                         -----     ---
Redd, Ershel, C. Jr
800 Gessner, Suite 1030
Houston, TX  77024
Rodiek, Roger K. (h)
Rogers, Bob (d)
Schleifer, Paul (h)
Schwartz, Charles J.(j)
Shulmeister, Frank H.(h)
Slifer, David K. (h)
Slifer, Rodney E.
230 Bridge Street
Vail, CO  81657
Splawn, Gwen (e)
Starr, Rick W.(h)
Steele, James J.
712 Main Street,
 Suite 2200
Houston, TX 77002-3290
Steinhilper, James D.(d)
Stephens, W. Thomas
925 W. Georgia St.
Vancouver B.C. V6C 3L2
Taylor, Marilyn (a)
Tointon, Robert G.
1 Greeley National Plaza
822 7th Street, Suite 700
Greeley, CO  80631
Tutko, Donald (i)
Vincent, Patricia K. (a)
Whitcomb, Stephen H. (a)
Whitney, Jon (f)         VC,D
Wilks, David (b)
Williams, Jimmy D. (e)
Zenner, Tom
712 Main Street,
 Suite 2200
Houston, TX 77002-3290

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                                       e prime
                                       Energy                                        Young     Texas-
                                      Marketing,  e prime        e prime   e prime    Gas       Ohio        NC       NCE    Planergy
                         e prime         Inc.     operating      Florida   Georgia   Storage    Pipe      Centrus   Commun   Group
                         -------      ---------   -------        -------   -------   ------    -------    ------    ------   -----
Arigoni, Susan (a)
Assel, Michael D. (d)
Audet, Philip (i)
Bailey, Robert W. (h)
Barron, Eddie T. (e)
Blanton, Peggy S. (e)
Bloemen, Michael W. (f)
Bonavia, Paul J. (a)
Borgshulte, Donald F.(a)                                                                                            VP
Brazille, Doris (e)
Brunetti, Wayne H.(a)    D, VC                                                       D
Bunch, Doyle (a)                                                                                                    D
Burgess, C. Coney
1608 So. Polk
Amarillo, TX  79102
Cann, Howard (h)                                                                                                             D,P
Conklin, Danny H.
801 So. Fillmore,
 Suite 730
Amarillo, TX  79101
Corbell, Royce (e)
Cox, Dewayne(e)
Dallinger, Curtis C. (f)
Fairbanks, David (d)
Felker, Nancy E. (a)     AT                                      AT        AT                             AT        AT       AT
Figoli, Darla (g)                                                                              T
Forbess, Giles M.
Flint and Clovis Road
Lubbock, TX  79415
Fowke, Ben G. III (g)    VP           D,VP        D,S,T          D,P       D,P       T         VP
Fuqua, Gary S. (e)
Gibson, Gary L. (b)
Gill, Natalie (h)                                                                                                            VP
Gray, William P. (c)
Greer, Gayle L.
1624 Market St., #300
Denver, CO  80202
Gross, Scott I. (d)
Hamilton, Henry (b)
Hardenbergh, Frank E.
304 Boston Post Road
Wayland, MA 01778
Hart, Cathy J. (a)       S                                       S         S         S         S          S         S        S
Helton, Bill D. (a)      CB,D
Hemminghaus, R.R.
6000 N. Loop 1604 W
San Antonio, TX  78249
Henderson, Billy B. (e)
Hermesmeyer, Jerry (d)
Hirschfeld, A. Barry
5200 Smith Road
Denver, CO  80216
Jackson, Brian P. (a)    D,T                                     T         T                              D,CB      CFO,T    T
Kaysen, Richard ( c )
Keehbauch, Thomas J.(h)
Kelly, Richard C. (a)    D,CEO,P      D,S,T       D              CB,D      CB,D      CB,D      CB,D       T         D,P      D,VP
King, Ross (a)
Krattenmaker, Kelly J.(g)EVP          D,P,        D,P            VP        VP        P         VC,D,CEO
Lucas, Alfred (a)
Madden, Teresa S. (a)
McAfee, John (b)
McCausland, Ross (d)
McCullough, Mike (e)
McNabb, Barbara (e)
Miller, Monte L. (d)
Mock, J. Howard
2906 Broadway, NE
Albuquerque, NM  87107
Moreno, Albert F.
1155 Battery St, LS/7N
San Francisco, CA 94111
Mortensen, Marc Wm.(d)
Nelson, Paul A. (f)
Niehoff, Michael E.
550 15th Street,
 Suite 800
Denver, CO  80202
Peterson, Carol (a)      AS           AS          AS             AS        AS        AS        AS         AS        AS       AS
Petillo, J. T. (a)                                               D         D                                                 CB,D
Pomeroy, William J. (c)
Powers. J. Michael
1003 East Lincolnway
Cheyenne, WY  82001
Pritchard, Michael D.(a)
Pullum, Mary (b)

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                         Planergy,    Planergy  Planergy  Planergy
                           Inc.       Limited   Delaware  Services
                           ----       -------   --------  --------
Arigoni, Susan (a)
Assel, Michael D. (d)
Audet, Philip (i)        VP
Bailey, Robert W. (h)                   VP        VP        VP
Barron, Eddie T. (e)
Blanton, Peggy S. (e)
Bloemen, Michael W. (f)
Bonavia, Paul J. (a)
Borgshulte, Donald F.(a)
Brazille, Doris (e)
Brunetti, Wayne H.(a)
Bunch, Doyle (a)
Burgess, C. Coney
1608 So. Polk
Amarillo, TX  79102
Cann, Howard (h)         D,P            P         D,P       D,P
Conklin, Danny H.
801 So. Fillmore,
 Suite 730
Amarillo, TX  79101
Corbell, Royce (e)
Cox, Dewayne(e)
Dallinger, Curtis C.(f)
Fairbanks, David (d)
Felker, Nancy E. (a)     AT             AT        AT
Figoli, Darla (g)
Forbess, Giles M.
Flint and Clovis Road
Lubbock, TX  79415
Fowke, Ben G. III (g)
Fuqua, Gary S. (e)
Gibson, Gary L. (b)
Gill, Natalie (h)        VP             VP        VP        VP
Gray, William P. (c)
Greer, Gayle L.
1624 Market St., #300
Denver, CO  80202
Gross, Scott I. (d)
Hamilton, Henry (b)
Hardenbergh, Frank E.
304 Boston Post Road
Wayland, MA 01778
Hart, Cathy J. (a)       S              S         S         S
Helton, Bill D. (a)
Hemminghaus, R.R.
6000 N. Loop 1604 W
San Antonio, TX  78249
Henderson, Billy B. (e)
Hermesmeyer, Jerry (d)
Hirschfeld, A. Barry
5200 Smith Road
Denver, CO  80216
Jackson, Brian P. (a)    T              T         T         T
Kaysen, Richard ( c )
Keehbauch, Thomas J.(h)                                     VP
Kelly, Richard C. (a)
King, Ross (a)
Krattenmaker, Kelly J.(g)
Lucas, Alfred (a)
Madden, Teresa S. (a)
McAfee, John (b)
McCausland, Ross (d)
McCullough, Mike (e)
McNabb, Barbara (e)
Miller, Monte L. (d)
Mock, J. Howard
2906 Broadway, NE
Albuquerque, NM  87107
Moreno, Albert F.
1155 Battery St, LS/7N
San Francisco, CA 94111
Mortensen, Marc Wm.(d)
Nelson, Paul A. (f)
Niehoff, Michael E.
550 15th Street,
 Suite 800
Denver, CO  80202
Peterson, Carol (a)      AS             AS        AS        AS
Petillo, J. T. (a)       CB,D           CB,D      CB,D      CB,D
Pomeroy, William J. (c)
Powers. J. Michael
1003 East Lincolnway
Cheyenne, WY  82001
Pritchard, Michael D.(a)
Pullum, Mary (b)

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                                       e prime
                                       Energy                                        Young     Texas-
                                      Marketing,  e prime        e prime   e prime    Gas       Ohio        NC       NCE    Planergy
                         e prime         Inc.     operating      Florida   Georgia   Storage    Pipe      Centrus   Commun   Group
                         -------      ---------   -------        -------   -------   ------    -------    ------    ------   -----
Redd, Ershel, C. Jr      VP                                      D,VP      VP                  D,COO,P
800 Gessner, Suite 1030
Houston, TX  77024
Rodiek, Roger K. (h)
Rogers, Bob (d)
Schleifer, Paul (h)                                                                                                          VP
Schwartz, Charles J.(j)
Shulmeister, Frank H.(h)
Slifer, David K. (h)
Slifer, Rodney E.
230 Bridge Street
Vail, CO  81657
Splawn, Gwen (e)
Starr, Rick W. (h)
Steele, James J.
712 Main Street,
 Suite 2200
Houston, TX 77002-3290
Steinhilper, James D.(d)
Stephens, W. Thomas
925 W. Georgia St.
Vancouver B.C. V6C 3L2
Taylor, Marilyn (a)
Tointon, Robert G.
1 Greeley National Plaza
822 7th Street, Suite 700
Greeley, CO  80631
Tutko, Donald (i)
Vincent, Patricia K. (a)                                                                                  D,CEO,P   D        D,VP
Whitcomb, Stephen H. (a) AS                                      AS        AS
Whitney, Jon (f)
Wilks, David (b)                                                                     D
Williams, Jimmy D. (e)
Zenner, Tom
712 Main Street,
 Suite 2200
Houston, TX 77002-3290

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                         Planergy,    Planergy  Planergy  Planergy
                           Inc.       Limited   Delaware  Services
                           ----       -------   --------  --------
Redd, Ershel, C. Jr
800 Gessner, Suite 1030
Houston, TX  77024
Rodiek, Roger K. (h)                                        VP
Rogers, Bob (d)
Schleifer, Paul (h)                     SVP       SVP       SVP
Schwartz, Charles J.(j)                 D
Shulmeister, Frank H.(h)                VP        VP        VP
Slifer, David K. (h)                                        VP
Slifer, Rodney E.
230 Bridge Street
Vail, CO  81657
Splawn, Gwen (e)
Starr, Rick W.(h)                                           VP
Steele, James J.
712 Main Street,
 Suite 2200
Houston, TX 77002-3290
Steinhilper, James D.(d)
Stephens, W. Thomas
925 W. Georgia St.
Vancouver B.C. V6C 3L2
Taylor, Marilyn (a)
Tointon, Robert G.
1 Greeley National Plaza
822 7th Street, Suite 700
Greeley, CO  80631
Tutko, Donald (i)                                 VP        VP
Vincent, Patricia K. (a) D,VP           VP        D,VP      D,VP
Whitcomb, Stephen H. (a)
Whitney, Jon (f)
Wilks, David (b)
Williams, Jimmy D. (e)
Zenner, Tom
712 Main Street,
 Suite 2200
Houston, TX 77002-3290

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                         Planergy      Planergy     Planergy     Planergy
                         Energy        Service      Service      Service     Planergy
                         Service         USA         Texas       Houston     Power II
                         -------      ---------     -------      -------     --------
Arigoni, Susan (a)
Assel, Michael D. (d)
Audet, Philip (i)
Bailey, Robert W. (h)    VP           VP            VP           VP          VP
Barron, Eddie T. (e)
Blanton, Peggy S. (e)
Bloemen, Michael W. (f)
Bonavia, Paul J. (a)
Borgshulte, Donald F.(a)
Brazille, Doris (e)
Brunetti, Wayne H.(a)
Bunch, Doyle (a)
Burgess, C. Coney
1608 So. Polk
Amarillo, TX  79102
Cann, Howard (h)         D,P          D,P           D,P          D,P         D,P
Conklin, Danny H.
801 So. Fillmore,
 Suite 730
Amarillo, TX  79101
Corbell, Royce (e)
Cox, Dewayne(e)
Dallinger, Curtis C.(f)
Fairbanks, David (d)
Felker, Nancy E. (a)     AT           AT            AT           AT          AT
Figoli, Darla (g)
Forbess, Giles M.
Flint and Clovis Road
Lubbock, TX  79415
Fowke, Ben G. III (g)
Fuqua, Gary S. (e)
Gibson, Gary L. (b)
Gill, Natalie (h)        VP           VP            VP           VP          VP
Gray, William P. (c)
Greer, Gayle L.
1624 Market St., #300
Denver, CO  80202
Gross, Scott I. (d)
Hamilton, Henry (b)
Hardenbergh, Frank E.
304 Boston Post Road
Wayland, MA 01778
Hart, Cathy J. (a)       S            S             S            S           S
Helton, Bill D. (a)
Hemminghaus, R.R.
6000 N. Loop 1604 W
San Antonio, TX  78249
Henderson, Billy B. (e)
Hermesmeyer, Jerry (d)
Hirschfeld, A. Barry
5200 Smith Road
Denver, CO  80216
Jackson, Brian P. (a)    T            T             T            T           T
Kaysen, Richard ( c )
Keehbauch, Thomas J.(h)  VP           VP            VP           VP
Kelly, Richard C. (a)
King, Ross (a)
Krattenmaker, Kelly J.(g)
Lucas, Alfred (a)
Madden, Teresa S. (a)
McAfee, John (b)
McCausland, Ross (d)
McCullough, Mike (e)
McNabb, Barbara (e)
Miller, Monte L. (d)
Mock, J. Howard
2906 Broadway, NE
Albuquerque, NM  87107
Moreno, Albert F.
1155 Battery St, LS/7N
San Francisco, CA 94111
Mortensen, Marc Wm.(d)
Nelson, Paul A. (f)
Niehoff, Michael E.
550 15th Street,
 Suite 800
Denver, CO  80202
Peterson, Carol (a)      AS           AS            AS           AS          AS
Petillo, J. T. (a)       CB,D         CB,D          CB,D         CB,D        CB,D
Pomeroy, William J. (c)
Powers. J. Michael
1003 East Lincolnway
Cheyenne, WY  82001
Pritchard, Michael D.(a)
Pullum, Mary (b)

Part. I Names, Principal Business Addresses, and Positions Held as of
      December 31, 1999.

                         Planergy      Planergy     Planergy     Planergy
                         Energy        Service      Service      Service     Planergy
                         Service         USA         Texas       Houston     Power II
                         -------      ---------     -------      -------     --------
Redd, Ershel, C. Jr
800 Gessner, Suite 1030
Houston, TX  77024
Rodiek, Roger K. (h)     VP           VP            VP           VP
Rogers, Bob (d)
Schleifer, Paul (h)      SVP          SVP           SVP          SVP         SVP
Schwartz, Charles J.(j)
Shulmeister, Frank H.(h) VP           VP            VP           VP
Slifer, David K. (h)     VP           VP            VP           VP
Slifer, Rodney E.
230 Bridge Street
Vail, CO  81657
Splawn, Gwen (e)
Starr, Rick W.(h)        VP           VP            VP           VP          VP
Steele, James J.
712 Main Street,
 Suite 2200
Houston, TX 77002-3290
Steinhilper, James D.(d)
Stephens, W. Thomas
925 W. Georgia St.
Vancouver B.C. V6C 3L2
Taylor, Marilyn (a)
Tointon, Robert G.
1 Greeley National Plaza
822 7th Street, Suite 700
Greeley, CO  80631
Tutko, Donald (i)        VP           VP            VP           VP
Vincent, Patricia K.(a)  D,VP         D,VP          D,VP         D,VP        D,VP
Whitcomb, Stephen H.(a)
Whitney, Jon (f)
Wilks, David (b)
Williams, Jimmy D. (e)
Zenner, Tom
712 Main Street,
 Suite 2200
Houston, TX 77002-3290

                                       18

Part II.  Financial Connections

                             As of December 31, 1999

                      Name and Location                          Position            Applicable
Name of Officer              of                             Held in Financial        Exemption
 or Director        Financial Institution                      Institution             Rule
     (1)                     (2)                                   (3)                 (4)
--------------------------------------------------------------------------
C. Coney Burgess    Herring Bancorp, Inc., Vernon, TX            Chairman            70 (a)
                    Herring National Bank, Clarendon, TX         Director
                    Herring National Bank, Vernon, TX            Director
                    Herring Bancshares, Inc., Altus, OK          Chairman
                    Monarch Trust Company, Amarillo, TX          President & Director

Danny H. Conklin    First National Bank of Amarillo,
                    Amarillo, TX                                 Director             70 (a)
                    Tejas Bancshares, Inc., Amarillo, TX         Director

Giles M. Forbess    State National Bank of West Texas,
                     Lubbock, TX                                 Director             70 (a)

Gayle L. Greer      ING-North America Financial Service,         Director             70 (a)
                    Denver, CO

J. Howard Mock      Norwest Banks New Mexico, Albuquerque, NM    Advisory Director    70 (a)

J. Michael Powers   American National Bank, Cheyenne, WY         Director             70 (a)

Rodney E. Slifer    Alpine Banks of Colorado, Vail, CO           Director             70 (a)

W. Thomas Stephens  The Putnam Funds, Boston, MA                 Director             70 (b)


Part III. (a) Executive Compensation and (e) Participation in Bonus and Profit-
              sharing Arrangements and Other Benefits

      Information for items: (a) the compensation of directors and executive officers of the system companies and (e) their participation in bonus and profit-sharing arrangements and other benefits is contained in ITEM 11. EXECUTIVE COMPENSATION in the NCE 1999 Form 10-K/A (pages 129-21), which is incorporated herein by reference, and includes the executive compensation information for Messrs. Helton, Brunetti, Kelly, Bonavia and Wilks. Executive compensation information for all other executive officers and directors of system companies is presented herein. See Item 6. Part I "Names, Addresses, Positions Held", above for the information on the principal positions of the system companies executives ("Executive Officers").

      As shown in Item 6. Part I, most of the Executive Officers are employed by several NCE companies. Because it would be impracticable to allocate such officers' salaries among the various companies, the following tables set forth information concerning the total compensation paid or awarded in 1999, 1998 and 1997.

===============================================================================
                          Summary Compensation Table
===============================================================================

                              Annual Compensation                 Long-Term                     All
         Name                                                  Compensation(c)                 Other
                                                                                              Compen-
                                                                                              sation
                                                                                              ($)(d)
                              ------------------------------------------------------------
                        Year                                     Awards            Payouts
                                                            ------------------------------
                              Salary     Bonus     Other    Restrict Securities     LTIP
                                           ($)     Annual     -ed
                               ($)         (a)     Compen-   Stock   Underlying    Payouts
                                                   sation    Awards  Options/         ($)
                                                   ($)(b)     ($)    SAR's(#)
-----------------------------------------------------------------------------------------------------
Henry H. Hamilton       1999  225,000   69,324      9,000      0      21,000         0         15,475
                        1998  200,000   75,098      9,000      0           0         0         10,724
                        1997  174,583   35,673     49,125      0      66,000         0         11,039
-------------------------------------------------------------------------------
Cathy J. Hart           1999  100,000   27,195          0      0       5,000         0          4,490
                        1998   45,500   27,577          0      0       3,300         0          1,029
-------------------------------------------------------------------------------
Brian P. Jackson        1999  245,000   77,305      9,000      0      24,000         0         10,746
                        1998  230,000   94,901      9,000      0           0         0         11,334
                        1997    9,584        0          0      0      75,000         0         30,000
-------------------------------------------------------------------------------
Teresa S. Madden        1999  155,000   39,440      9,000      0       7,000         0          5,367
                        1998  144,000   44,755      9,000      0           0         0          6,140
                        1997  106,257    8,365      3,000      0      26,000         0          5,377
-------------------------------------------------------------------------------
Tom Petillo             1999  220,000   76,359      9,000      0      20,000         0         12,953
                        1998  220,000   90,775      2,250      0      52,600         0         46,118
===============================================================================

(a)The amounts in this column for 1999 and 1998 were earned under the annual incentive program described under Item 11. EXECUTIVE COMPENSATION - Annual Incentives in the NCE 1999 Form 10-K/A (pages 12-14). The amounts shown in 1997 relate to payments made by PSCo or SPS in connection with the Merger. The amounts paid to Mr. Hamilton were based on the average of his two highest bonuses paid by SPS in fiscal years 1993, 1994 and 1995, in accordance with his employment agreement. The amounts paid to Ms. Madden represent 7/12 of the target award earned under the PSCo Omnibus Incentive Plan which was paid in accordance with her Change in Control agreement.

(b)The amounts shown for this column for 1999 and 1998 include flexible perquisite allowance benefits of 9,000 each. The 1998 amount for Mr. Petillo was prorated for the portion of the year he resided in the United States. Also, the amounts shown in this column for 1997 include flexible perquisite or automobile allowance benefits of $7,340 for Mr. Hamilton and $3,000 for Ms. Madden. In addition, the amount for Mr. Hamilton for 1997 includes $41,785 for reimbursement of certain taxes related to the exercise of SPS stock options.

(c)Stock Options were issued under the NCE Omnibus Incentive Plan to all executive officers during 1999 and 1997. The options vest and may be fully exercisable on the first anniversary date of the grant. All options expire 10 years from the date of grant.

   The amounts shown for 1999 include stock option awards made to the executive officers for the year 2000.

   The amounts shown for 1998 include grants awarded by the Compensation Committee of the NCE Board to Mr. Patillo of 16,600 stock options and Ms. Hart of 3,300 stock options as of their NCE date of hire. The options vest over three years.

   On September 10, 1998, Mr. Petillo was awarded 36,000 stock options by the NCE Compensation Committee in connection with his appointment as President of the Company's Retail business unit. A similar award was made to other executive officers during 1997.

   The amounts shown for 1997 include stock option awards representing a three-year, front-loaded grant for the years 1997 through 1999. In 1997, Mr. Jackson received stock options as of his date of hire. The options vest and become fully exercisable on the first anniversary date of the grant.

   No performance cash awards under the Value Creation Plan were paid during 1999, 1998 or 1997. There were no restricted stock awards granted in 1999, 1998 or 1997 and no executive held any restricted stock at December 31, 1999.

(d)The amounts represented in the "All Other Compensation" column reflect the total of employer matching contributions made under the Company's employee savings plans and non-qualified savings plans and taxable premiums paid by the Company, as detailed for 1999 in the table below.


   ----------------------------------------------------------------------------
           Name         Contributions to     Contributions to     Insurance
                        Employee Savings    the Non-Qualified    Premiums ($)
                            Plan ($)        Savings Plans ($)
   ----------------------------------------------------------------------------
   Henry H. Hamilton                 5,000                3,958          6,517
   ----------------------------------------------------------------------------
   Cathy J. Hart                     3,973                    0            517
   ----------------------------------------------------------------------------
   Brian P. Jackson                  5,000                4,775            971
   ----------------------------------------------------------------------------
   Teresa S. Madden                  4,636                    0            731
   ----------------------------------------------------------------------------
   Tom Petillo                       5,000                3,800          4,153
   ----------------------------------------------------------------------------

     The following table indicates for each of the executives the extent to which the Company used stock options and SARs for executive compensation purposes in 1999 and the potential value of such options and SARs as determined pursuant to the Securities and Exchange Commission rules.


===============================================================================
                    Option/SAR Grants in Last Fiscal Year
===============================================================================
       Name                     Individual Grants
                   ------------------------------------------------------------
                   Number of
                   Securities
                   Underlying   % of Total
                   Options/    Options/SARs   Exercise               Grant Date
                     SARs       Granted to    or Base     Expir-       Present
                   Granted     Employees in    Price      ation         Value
                    (#)(a)      Fiscal year  ($/Share)    Date         ($)(b)
-------------------------------------------------------------------------------
Henry H. Hamilton     21,000         2.10%    31.0625  12/12/09        115,290
-------------------------------------------------------------------------------
Cathy J. Hart          5,000         0.50%    31.0625  12/12/09         27,450
-------------------------------------------------------------------------------
Brian P. Jackson      24,000         2.39%    31.0625  12/12/09        131,760
-------------------------------------------------------------------------------
Teresa S. Madden       7,000         0.70%    31.0625  12/12/09         38,430
-------------------------------------------------------------------------------
Tom Petillo           20,000         2.00%    31.0625  12/12/09        109,800
===============================================================================

(a) The options were granted by the Compensation Committee with an exercise price equal to the closing price on the New York Stock Exchange of NCE Common Stock on December 13, 1999. The options are fully exercisable on the first anniversary of the date of grant. All options expire 10 years from the date of the grant. When the NCE/NSP Merger is consummated, NCE outstanding options will be converted to Xcel options at a rate of 1.55 Xcel options for every NCE option with no change to the option terms (see
     Note 2. Proposed Merger with Northern States Power Company in Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA IN THE NCE 1999 Annual Report on FORM 10-K).

(b) These amounts represent a theoretical present valuation based on the Black-Scholes Option Pricing Model as adjusted for dividends. The values in the column are estimates based upon on an option value of $5.33. The option values were derived using the following assumptions:

     o option life of ten years;
     o risk-free rate of 6.43% is based on the yield of a U.S. Treasury strip available on the date of grant and expiring at the approximate end of the option's term;
     o strike price of  $31.0625;
     o stock  price at grant  date of  $31.0625;
     o standard deviation of NCE common stock, which is a measure of the volatility of the stock, of 21.28%;
     o risk of forfeiture  discount 3% and
     o dividend yield of 5.44%.

Executives may not sell or assign these options, which have value only to the extent of the future stock price appreciation. These amounts or any of the assumptions should not be used to predict future performance of the stock price or dividends.

     The following table indicates for each executive the number and value of exercisable and unexercisable options and SARs as of December 31, 1999.


================================================================================
              Aggregated Option/SAR Exercises in Last Fiscal Year
                         and FY-End Option/SAR Values
--------------------------------------------------------------------------------
                                                  Number of        Value of
                                                  Securities     Unexercised
                                                  Underlying     In-the-Money
                      Shares                     Unexercised   Options/SARs at
                   Acquired on   Value Realized  Options/SARs     FY-End ($)
Name               Exercise (#)       ($)        at FY-End (#)        (a)
                                                --------------------------------
                                                 Exercisable/    Exercisable/
                                                 Unexercisable   Unexercisable
--------------------------------------------------------------------------------
Henry H. Hamilton            531       2,125.75        66,454/               0/
                                                        21,909                0
--------------------------------------------------------------------------------
Cathy J. Hart                  0              0         1,100/               0/
                                                         7,200                0
--------------------------------------------------------------------------------
Brian P. Jackson               0              0        75,000/               0/
                                                        24,000                0
--------------------------------------------------------------------------------
Teresa S. Madden               0              0        28,550/           1,350/
                                                         7,000                0
--------------------------------------------------------------------------------
Tom Petillo                    0              0        41,534/               0/
                                                        31,066                0
================================================================================

(a)Options values were calculated based on a $30.3750 closing price of NCE common stock as listed on the New York Stock Exchange at December 31, 1999.

     The following table indicates for each of the executives the long-term incentive opportunities awarded in 1999 and their estimated future payout at the end of the term.

================================================================================
          Long-Term Incentive Plans - Awards in Last Fiscal Year (a)
================================================================================
       Name          Number     Performance     Estimated Future Payouts Under
                     of           or Other       Non-Stock Price-Based Plans
                     Shares,    Period Until
                     Units     Maturation or
                     or            Payout
                     Other
                      Rights
                                               --------- ----------- -----------
                                               Threshold   Target     Maximum
                                                ($)(b)0     ($)         ($)
-------------------- --------- --------------- --------- ----------- -----------
Henry Hamilton        56,250      1/1/99 -        0        56,250     168,750
                                  12/31/01
-------------------- --------- --------------- --------- ----------- -----------
Cathy J. Hart         13,333      1/1/99 -        0        13,333      40,000
                                  12/31/01
-------------------- --------- --------------- --------- ----------- -----------
Brian P. Jackson      61,250      1/1/99 -        0        61,250     183,750
                                  12/31/01
-------------------- --------- --------------- --------- ----------- -----------
Teresa S. Madden      20,667      1/1/99 -        0        20,667      62,000
                                  12/31/01
-------------------- --------- --------------- --------- ----------- -----------
Tom Petillo           55,000      1/1/99 -        0        55,000     165,000
                                  12/31/01
==================== ========= =============== ========= =========== ===========

(a)The amounts in this table represent awards made under the Value Creation Plan described under "Long-term Incentives" in Item 11. Executive Compensation in the NCE 1999 Form 10-K/A (pages 12-14) for the fiscal year ended December 31, 1999.

(b) If the threshold or the 40th percentile is achieved, the payout could range between zero and the target amount.

      The following table shows estimated aggregate pension benefits payable to a covered participant from the qualified defined benefit plans maintained by NCE and its subsidiaries and the NCE Supplemental Executive Retirement Plan (the "SERP").

===============================================================================
                              Pension Plan Table
===============================================================================
   Remuneration                        Years of Service
                             10                 15            20 or more years
-------------------------------------------------------------------------------
       $125,000         $34,375            $51,563                     $68,750
        150,000          41,250             61,875                      82,500
        175,000          48,125             72,188                      96,250
        200,000          55,000             82,500                     110,000
        225,000          61,875             92,813                     123,750
        250,000          68,750            103,125                     137,500
        275,000          75,625            113,438                     151,250
        300,000          82,500            123,750                     165,000
        350,000          96,250            144,375                     192,500
        400,000         110,000            165,000                     220,000
        450,000         123,750            185,625                     247,500
        500,000         137,500            206,250                     275,000
        600,000         165,000            247,500                     330,000
        700,000         192,500            288,750                     385,000
        800,000         220,000            330,000                     440,000
        900,000         247,500            371,250                     495,000
      1,000,000         275,000            412,500                     550,000
===============================================================================

      The benefits listed in the Pension Plan Table are not subject to any deduction or offset. The compensation used to calculate SERP benefits is base salary plus annual incentive. Such covered compensation is reflected in the Salary and Bonus columns of the Summary Compensation Table.

      The SERP benefit accrues over 20 years and is equal to (a) 55% of the highest three years covered compensation of the five years preceding retirement or termination minus (b) the qualified plan benefit. The SERP benefit is payable as an annuity for 20 years, or as a single lump-sum amount equal to the actuarial equivalent present value of the 20 year annuity. Benefits are payable at age 62, or as early as age 55 reduced 5% for each year that the benefit commencement date proceeds age 62.

      The estimated years of service under the SERP as of December 31, 1999 were as follows:

                  Henry H. Hamilton                       36
                  Brian P. Jackson                         2
                  Teresa S. Madden                        20
                  Tom Petillo                              2

Part III (b) Security Ownership of Management and Directors

      Executive officers' and directors' interest in system companies, including options or other rights to acquire securities is contained under Security Ownership of Management and Directors in the NCE 1999 Annual Report on Form 10-K/A (pages 23-24).

Part III (c) Contracts and Transactions with the System Companies

      None.

Part III (d) Indebtedness to System Companies

      None.

Part III (f) Rights to Indemnity

      The Restated Certificate of Incorporation of NCE provides that the Corporation shall indemnify its directors and officers to the fullest extend authorized by the General Corporation Laws of the State of Delaware, as amended from time to time. The Restated Certificate of Incorporation provides that NCE may maintain insurance (at NCE's expense), to protect directors and officers against such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Laws of the State of Delaware.

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

(1)NCE and its subsidiaries have established political action committees and have incurred, in connection with the provisions of the Federal Election Campaign Act, certain costs for the administration of such committees.

(2)Expenditures, disbursements, or payments for the account of any citizens group or public relations counsel are summarized below. Where applicable, amounts have been aggregated.

Name of            Name or Number                                              Account(s)
Company           of Beneficiaries                        Purpose(s)             Charged          Amount
--------    ------------------------------         -----------------------    ------------      --------
PSCo        Colorado Energy Assistance Foundation  Civic Activity               Donations      $1,689,973

            Edison Electric Institute              Research                     Donations         146,254

            New Century Energies Foundation        Community Welfare, Education,
                                                   Civic Activity               Donations         310,027

            Denver Metro Chamber of Commerce       Civic Activity               Donations         100,000

            Colorado Utilities Coalition for
             Clean Air                             Civic Activity               Donations          11,723

            Adult Learning Source                  Community Welfare, Education Donations          10,000

            Miscellaneous - 71 Items less
             than $10,000                          Community Welfare, Education,
                                                   Research and Civic Activity  Donations         144,290
                                                                                                ---------

            Total                                                                              $2,412,267
                                                                                               ==========

SPS         Edison Electric Institute              Research                     Donations      $   39,731

            Miscellaneous - 1 Item less than
             $10,000                               Community Welfare, Education,
                                                   Research and Civic Activity  Donations           1,250
                                                                                                ---------

            Total                                                                              $   40,981
                                                                                               ==========

CLF&P       Miscellaneous - 26 Items less than
             $10,000                               Community Welfare, Education,
                                                   Research and Civic Activity  Donations      $   19,957
                                                                                               ==========

ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between system companies are as follows:

                                                                                          In Effect on
  Nature of           Company              Company          Compensation     Date of      December 31st
 Transactions   Performing Service    Receiving Service    (in thousands)    Contract     (Yes or No)
 ------------   ------------------    -----------------    --------------    --------     -------------
Engineering             UE                   PSCo            $ 104,550     Jan.-Dec. 1999        Yes
Consulting
Svcs

Engineering             UE               Quixx Corp                 43     Jan.-Dec. 1999        Yes
Consulting
Svcs

Engineering             UE                   SPS                 8,970     Jan.-Dec. 1999        Yes
Consulting
Svcs

Engineering             UE                   NCS                 1,950     Jan.-Dec. 1999        Yes
Consulting
Svcs

Electric &             PSCo                  CLF&P                 600     Jan.-Dec. 1999        Yes
Gas
Operations &
Maintenance

In addition, Natural Fuels provided natural gas vehicle support services and natural gas to PSCo in exchange for compensation totaling less than $5,000.

Part II. Contracts to purchase services or goods between any system company (1) any affiliate company (other than a system company) or (2) any other company in which any officer or director of the system company receiving service under the contract, is a partner or owns 5 percent or more of any class of equity securities. NONE

Part III. Employment of any other person, by any system company, for the performance on a continuing basis, of management, supervisory or financial advisory services. NONE


ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

(a) Identify the company, its location and its business address. Describe the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interest held.

EWGs
      Mustang Station: Quixx, 500 So. Taylor, Amarillo, TX 79101, indirectly owns 50% of the general and limited partnership interests in Denver City Energy Associates, L.P. ("DCEA"), that will own a 50% interest in a 488 MW gas-fired combined cycle facility, the Mustang Station project, near Denver City, Texas. Mustang Station will be brought on line in two phases:
      288 MW from two combustion turbines was placed in service on June 14, 1999; and approximately 200 MW from steam generation will be placed in service in the second quarter of 2000. Golden Spread Electric Cooperative, Inc. will purchase an undivided 50% interest in Mustang Station. In June 1999, Golden Spread purchased 25% of the facility based on Phase I completion. An additional 25% undivided interest will be sold to Golden Spread on the actual combined cycle commercial operations date, which is estimated to occur during the second quarter of 2000. Capacity and energy relating to DCEA's 50% undivided ownership will be sold to Golden Spread pursuant to a purchase power agreement.

      Independent Power International Ltd: Formed under the laws of the Jersey Isles, with a business office located at Akara Building, 24 Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, a subsidiary owned 49.9% by NCI, IPI wholly owns Corporacion Independiente de Energia ("CIESA"), an Argentine corporation, which in turn owns a 39% equity interest in Central Piedra Buena S.A. ("Central Piedra Buena") also an Argentine corporation. Central Piedra Buena wholly owns the Piedra Buena Station ("Piedra Buena"). A description of Piedra Buena is provided below.

      CIESA: Formed under the laws of the Republic of Argentina, with a business office located at Alsina 495, Piso 10, Capital Federal, Buenos Aires, Argentina 1107, owns a 39% interest in Central Piedra Buena, also an Argentine corporation. Central Piedra Buena wholly owns Piedra Buena. A description of Piedra Buena is provided below. CIESA is wholly owned by IPI. NCI owns 49.9% of IPI.

      Central Piedra Buena: Formed under the laws of the Republic of Argentina, with a business office located at Av. Alicia Moreau de Justo 240, 3 Piso, Buenos Aires, Argentina 1107, wholly owns Piedra Buena. Central Piedra Buena is 39% owned by CIESA. CIESA is a wholly owned subsidiary of IPI. IPI is a 49.9% owned subsidiary of NCI. Piedra Buena is a 620 MW steam power station, capable of burning natural gas, oil, or coal. It presently consists of two generating units, and associated equipment (including fuel handling and storage facilities, and transmission facilities to interconnect the facility with the Argentine power grid), buildings and land. It is located in Bahia Blanca, Argentina. It is presently contemplated that in the future Piedra Buena may be repowered by adding approximately 500 MW of gas-fired turbine generators and associated heat recovery steam generators.

FUCOs

      Although not presently FUCOs, NCE has indicated to the Securities and Exchange Commission that it expects to qualify the following two investments as FUCOs. Accordingly, it lists them here as a FUCOs for reporting purposes.

      Yorkshire Electricity: NCI owns 50% of the outstanding common stock of Yorkshire Power Group Limited ("YPG"). AEP Resources owns the remaining 50%. YPG wholly owns Yorkshire Holdings which wholly owns Yorkshire Electricity Group plc ("Yorkshire") an electric distribution company located in the United Kingdom. The business address of Yorkshire is Wetherby Road, Scarcroft, Leeds LS14 3HS, United Kingdom. Yorkshire is one of twelve regional electricity companies in England and Wales licensed to distribute and supply electricity. It serves approximately 2 million customers. Yorkshire's two principal businesses are the "distribution business" and the "supply business". Yorkshire's distribution business consists of the distribution of electricity to approximately two million residential, commercial, agricultural and industrial customers in its franchise area. Yorkshire's supply business consists of the purchase and supply of electricity and gas primarily to customers within the franchise area. Yorkshire owns, manages and operates the electricity distribution network within the franchise area. Since the distribution business is substantially a regulated monopoly, virtually all electricity supplied to consumers within the franchise area is transported through Yorkshire's distribution network. Yorkshire purchases most of its electricity requirements from third-party generators.

      Independent Power Corporation plc: NCI owns a 49.9% interest in IPC, a company organized under the laws of the United Kingdom. IPC is engaged in the business of developing, owning and operating independent generation projects outside of the U.S., primarily in Latin America and Central Asia. IPC's primary focus to date has been on purchasing interests in and operating existing projects.

 (b). State the type and amount of capital invested in the company by the registered holding company, directly or indirectly. Identify any debt or other financial obligation for which there is recourse, directly or indirectly, to the registered holding company or another system company, other than an EWG or foreign utility company by the registered holding company. Identify any transfers of assets from any system company (other than an exempt wholesale generator or foreign utility company) to an affiliate exempt wholesale generator or foreign utility company. State the market value at the time of transfer, the book value and the sale price of the transferred asset.

      Mustang Station: Quixx had contributed $450,000 to DCEA and had received payment of $5 million through December 31, 1999 as a development fee and reimbursement of development costs. Debt incurred by DCEA is non-recourse to NCE and the NCE operating companies. In connection with a credit agreement between DCEA and its lenders, Quixx as a partner is obligated to contribute approximately $7.5 million in equity during 2000.

      IPI: By virtue of its ownership in IPC, NCI acquired its interest in IPI with no additional investment. Debt incurred by IPI is non-recourse to NCE and the NCE operating companies. See below the discussion of debt incurred by IPC from NCI for further information.

      CIESA: By virtue of its ownership in IPI, NCI acquired its interest in CIESA with no additional investment. Debt incurred by CIESA is non-recourse to NCE and the NCE operating companies.

      Central Piedra Buena: By virtue of its ownership in CIESA, NCI acquired its interest in Central Piedra Buena with no additional investment. Debt incurred by Central Piedra Buena is non-recourse to NCE and the NCE operating companies.

      Yorkshire: NCI had contributed $362.4 million to YPG for its 50% interest in Yorkshire. Debt issued by YPG is non-recourse to NCE and the NCE operating companies.

      IPC: NCI obtained its original interest in IPC for approximately $2 million in June 1997 prior to the merger of PSCo and SPS. During 1999, NCI increased its ownership interest to 49.9% by acquiring additional shares for approximately $6 million. NCI has loaned IPC $12 million with a commitment to lend an additional $3 million. Repayment of the amounts borrowed, with principal payments of $3 million will commence on December 28, 2000 and is required every six months thereafter. Interest is payable monthly, quarterly or semi-annually at the election of IPC. Interest is charged at the Eurodollar rate plus 1.25%. IPC must pay a 0.5% commitment fee on the unused portion of the commitment. All expenditures of borrowed funds made by IPC are subject to approval of NCI. IPC has loaned $12 million to IPI on the same terms and conditions as IPC's agreement with NCI.

(c) State the ratio of debt to common equity of the company and earnings of the company as of the end of the reporting period.

      Mustang Station: DCEA had approximately $129 million in total debt and a partner's capital (deficit) of approximately $(4.5) million at December 31, 1999. Denver City had net income of approximately $1.1 million in 1999, primarily due to Golden Spread's purchase of 25% undivided interest in the Mustang Station project.

      IPI: IPI had total debt of approximately $12.0 million and a shareholder deficit of approximately $4.0 million at December 31, 1999. It incurred a net operating loss of approximately $3.2 million during 1999.

      CIESA: Financial statements for this entity, converted to U.S. dollars at December 31, 1999 were not available.

      Central Piedra Buena: Financial statements for this entity, converted to U.S. dollars at December 31, 1999 were not available.

      Yorkshire: YPG had total debt of approximately $2.3 billion and common shareholders' equity of approximately $725 million at December 31, 1999 resulting in a debt to equity ratio of approximately 3.2 to 1. It reported net income of approximately $89.8 million during 1999.

      IPC: IPC had total debt of approximately $12.0 million and common shareholders' equity of approximately $3.7 million resulting in a debt to equity ratio of approximately 3.2 to 1. It reported net income of approximately $1.8 million in 1999.

(d) Identify any service, sales or construction contract(s) between the company and a system company, and describe the services to be rendered or goods sold and the fees or revenues under such agreement(s).

      Quixx and NCI entered into service agreements on behalf of themselves and their subsidiaries with NCS.

Part II.  See Exhibits H and I.

Part III. NCE's aggregate investment in EWGs and FUCOs is approximately $377.9 million, which is 14.8% of its investment in domestic public utility subsidiary companies.


ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS - INDEX

Description                                                         Page No.

Consent of Independent Public Accountants                              32

Consolidating Statement of Income of New Century Energies, Inc.
 and subsidiaries and Public Service Company of Colorado and
 subsidiaries for 1999                                                 34
Consolidating Statement of Retained Earnings of New Century
 Energies, Inc. and subsidiaries and Public Service Company of
 Colorado and subsidiaries for 1999                                    36
Consolidating Statement of Cash Flows of New Century Energies,
 Inc. and subsidiaries and Public Service Company of Colorado
 and subsidiaries for 1999                                             37
Consolidating Balance Sheets of New Century Energies, Inc. and
 subsidiaries and Public Service Company of Colorado and
 subsidiaries at December 31, 1999                                     39

Consolidating financial statements of NC Enterprises, Inc., e prime, inc, Quixx Corporation, Utility Engineering Corporation and the Planergy Group are filed confidentially pursuant to Rule 104 (b).

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference in this Annual Report to the Securities and Exchange Commission on Form U5S of New Century Energies, Inc. for the year ended December 31, 1999, filed pursuant to the Public Utility Holding Company Act of 1935, of our reports dated February 15, 2000, covering the consolidated financial statements of New Century Energies, Inc. and subsidiaries, Public Service Company of Colorado and subsidiaries and Southwestern Public Service Company included in the New Century Energies, Inc. combined Annual Report on Form 10-K for the year ended December 31, 1999. It should be noted that we have not audited any financial statements of the Company subsequent to December 31, 1999, or performed any audit procedures subsequent to the date of our report.


                                                ARTHUR ANDERSEN LLP



Denver, Colorado
April 30, 2000

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this New Century Energies, Inc. Annual Report (Form U5S) to the Securities and Exchange Commission, filed pursuant to the Public Utility Holding Company Act of 1935, as of December 31, 1999 and for the nine month period ended December 31, 1999, of our report dated March 16, 2000 on the consolidated financial statements of Yorkshire Power Group Limited and subsidiaries included in the Annual Report on Form 10-K of Yorkshire Power Group Limited for the fiscal year ended December 31, 1999.


Deloitte & Touche LLP
Columbus, Ohio

April 26, 2000

                 NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATING STATEMENTS OF INCOME
                         Year Ended December 31, 1999
                 (Thousands of Dollars Except Per Share Data)

                                                     New             Public        South-                       NC
                                                   Century          Service        western                    Enter-        Cheyenne
                                                 Energies, Inc.    Company of      Public        New          prises,        Light,
                                                  (holding          Colorado       Service     Century         Inc.          Fuel &
                                                   company)      (consolidated)    Company    Services,   (consolidated)     Power
                                                  -----------     ------------    --------    ---------   --------------   ---------
 Operating revenues:
   Electric                                                 -       1,561,052       925,937            -           74        40,748
   Gas                                                      -         657,822             -            -       97,540        19,090
   Other                                                    -           8,082             -      252,690      183,270             -
                                                        ------    -----------      --------      -------      -------        ------
                                                            -       2,226,956       925,937      252,690      280,884        59,838

 Operating expenses:
   Fuel used in generation                                  -         231,376       386,625            -            -             -
   Purchased power                                          -         475,100        61,474            -            -        30,901
   Cost of gas sold                                         -         394,678             -            -       87,308        12,802
   Other operating and maintenance expenses
    - regulated                                         4,313         394,901       138,429      239,834      205,014         7,026
   Other operating and maintenance expenses
    - nonregulated                                          -               -             -            -            -             -
   Depreciation and amortization                            -         194,365        75,946            -        7,610         2,977
   Taxes (other than income taxes)                        220          84,456        49,290        5,686        1,189         2,098
                                                       ------      ----------      --------      -------      -------         -----
                                                        4,533       1,774,876       711,764      245,520      301,121        55,804
                                                       ------      ----------      --------      -------      -------        ------
 Operating income                                      (4,533)        452,080       214,173        7,170      (20,237)        4,034

 Other income and deductions:
   Equity in earnings of Yorkshire Power and
     other unconsolidated subsidiaries                344,382               -             -            -       44,265             -
   Miscellaneous income and deductions - net            3,642           4,933         9,370       (5,026)      (1,712)          487
                                                      --------        -------       -------      -------       ------         -----
                                                      348,024           4,933         9,370       (5,026)      42,553           487

 Interest charges and preferred dividends
  of subsidiaries:
   Interest on long-term debt                               -         125,106        50,018            -            -         1,605
   Other interest                                       2,413          26,525         6,256        2,009       24,168           884
   Allowance for borrowed funds used during
    construction                                            -         (10,657)       (2,689)           -            -           (26)
   Dividends on PSCo and SPS obligated
    mandatorily redeemable preferred securities
    of subsidiary trusts holding solely
    subordinated debentures of PSCo and SPS                 -          15,200         7,850            -            -             -
                                                      -------         -------       -------        -----      -------        ------
                                                        2,413         156,174        61,435        2,009       24,168         2,463
                                                      -------         -------       -------        -----      -------        ------

 Income before income taxes                           341,078         300,839       162,108          135       (1,852)        2,058

 Income taxes                                          (5,519)         96,574        59,399          135      (37,818)          705
                                                     --------         -------       -------        -----      -------        ------

 Net income                                           346,597         204,265       102,709            -       35,966         1,353
                                                     ========        ========       =======        =====       ======         =====

                 NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATING STATEMENTS OF INCOME
                         Year Ended December 31, 1999
                 (Thousands of Dollars Except Per Share Data)

                                                                      Elimina-        New
                                                                       tions        Century
                                                       WestGas          and         Energies,
                                                        Inter-        reclassi-       Inc.
                                                      State, Inc.     fication   (consolidate
                                                     ------------   -----------  ------------
 Operating revenues:
   Electric
   Gas                                                        -           (470)    2,527,341
   Other                                                    173         (9,682)      764,943
                                                              -       (360,896)       83,146
                                                           ----      ---------        ------
                                                            173       (371,048)    3,375,430
 Operating expenses:
   Fuel used in generation
   Purchased power                                            -              1       618,002
   Cost of gas sold                                           -           (245)      567,230
   Other operating and maintenance expenses                   -         (9,681)      485,107
    - regulated
   Other operating and maintenance expenses                  35       (450,585)      538,967
    - nonregulated
   Depreciation and amortization                              -        106,264       106,264
   Taxes (other than income taxes)                           15              -       280,913
                                                              6         (5,686)      137,259
                                                           ----       --------       -------
                                                             56       (359,932)    2,733,742
 Operating income                                          ----       --------     ---------
                                                            117        (11,116)      641,688
 Other income and deductions:
   Equity in earnings of Yorkshire Power and
     other unconsolidated subsidiaries
   Miscellaneous income and deductions - net                  -       (344,382)       44,265
                                                             21        (20,813)       (9,098)
                                                           ----       --------        ------
                                                             21       (365,195)       35,167
 Interest charges and preferred dividends
  of subsidiaries:
   Interest on long-term debt
   Other interest                                             -              -       176,729
   Allowance for borrowed funds used during                   -        (31,794)       30,461
    construction
   Dividends on PSCo and SPS obligated                        -              -       (13,372)
    mandatorily redeemable preferred securities
    of subsidiary trusts holding solely
    subordinated debentures of PSCo and SPS                   -              -        23,050
                                                          -----        -------       -------
                                                              -        (31,794)      216,868
                                                          -----        -------       -------
Income before income taxes                                  138       (344,517)      459,987

Income taxes                                                 49           (135)      113,390
                                                          -----           ----       -------
 Net income                                                  89       (344,382)      346,597
                                                          =====       ========       =======
Weighted average common shares outstanding:
     Basic                                                                           115,211
     Diluted                                                                         115,233
 Earnings per share of common stock outstanding:
     Basic                                                                             $3.01
     Diluted                                                                           $3.01

         PUBLIC SERVICE COMPANY OF COLORADO
                  AND SUBSIDIARIES
         CONSOLIDATING STATEMENTS OF INCOME
            Year Ended December 31, 1999
               (Thousands of Dollars)

                                                          Public                                   PS       Fuel Resources
                                                         Service                                Colorado     Development    Colorado
                                                        Company of      1480         PSR         Credit        Company       Natural
                                                         Colorado     Welton,     Investments,  Corpora-    (A dissolved      Fuels,
                                                         (parent)       Inc.         Inc.         tion         company)        LLC
                                                         --------       ----         ----       --------      --------        -----
 Operating revenues:
   Electric                                            1,561,298           -             -            -             -             -
   Gas                                                   658,866           -             -            -             -             -
   Other                                                   8,046       8,315             -       15,382             -             -
                                                       ---------      ------        ------      -------        ------       -------
                                                       2,228,210       8,315             -       15,382             -             -

 Operating expenses:
   Fuel used in generation                               232,200           -             -            -             -             -
   Purchased power                                       475,100           -             -            -             -             -
   Cost of gas sold                                      394,899           -             -            -             -             -
   Other operating and maintenance expenses
    - regulated                                          402,001         342           610          603          (133)            -
   Other operating and maintenance expenses
    - nonregulated                                             -           -             -            -             -             -
   Depreciation and amortization                         192,913       1,443             -            -             9             -
   Taxes (other than income taxes)                        83,831         609             6           10             -             -
                                                       ---------      ------       -------      -------        ------       -------
                                                       1,780,944       2,394           616          613          (124)            -
                                                       ---------      ------       -------      -------        ------       -------
 Operating income                                        447,266       5,921          (616)      14,769           124             -

 Other income and deductions:
   Equity in earnings of Yorkshire Power and
         other unconsolidated subsidiaries                16,589           -             -            -             -             -
   Miscellaneous income and deductions - net               9,881       1,172        (7,832)          10            63             -
                                                       ---------      ------       -------      -------        ------       -------
                                                          26,470       1,172        (7,832)          10            63             -

 Interest charges and preferred dividends of
  subsidiaries:
   Interest on long-term debt                            115,165       4,080             -        5,976             -             -
   Other interest                                         35,803          11            40        4,301             -             -
   Allowance for borrowed funds used during
    construction                                         (10,657)          -             -            -             -             -
   Dividends on PSCo and SPS obligated
    mandatorily redeemable preferred securities
    of subsidiary trusts holding solely
    subordinated debentures of PSCo and SPS               15,200           -             -            -             -             -
                                                       ---------      ------      --------  -----------        ------       -------
                                                         155,511       4,091            40       10,277             -             -
                                                       ---------      ------      --------  -----------        ------       -------

 Income before income taxes                              318,225       3,002        (8,488)       4,502           187             -

 Income taxes                                            113,960       1,083       (20,268)       1,725            74             -
                                                       ---------      ------      --------  -----------        ------       -------

 Net income                                              204,265       1,919        11,780        2,777           113             -
                                                       =========      ======      ========  ===========        ======       =======

         PUBLIC SERVICE COMPANY OF COLORADO
                  AND SUBSIDIARIES
         CONSOLIDATING STATEMENTS OF INCOME
            Year Ended December 31, 1999
               (Thousands of Dollars)
                                                     Elimina-         Public
                                                      tions          Service
                                                       and         Company of
                                                    reclassifi-      Colorado
                                                     cations     (consolidated)
                                                     -------     --------------
Operating revenues:
  Electric                                              (246)       1,561,052
  Gas                                                 (1,044)         657,822
  Other                                              (23,661)           8,082
                                                     -------        ---------
                                                     (24,951)       2,226,956

Operating expenses:
  Fuel used in generation                               (824)         231,376
  Purchased power                                          -          475,100
  Cost of gas sold                                      (221)         394,678
  Other operating and maintenance expenses
   - regulated                                        (8,522)         394,901
  Other operating and maintenance expenses
   - nonregulated                                          -                -
  Depreciation and amortization                            -          194,365
  Taxes (other than income taxes)                          -           84,456
                                                     -------        ---------
                                                      (9,567)       1,774,876
                                                     -------        ---------
Operating income                                     (15,384)         452,080

Other income and deductions:
  Equity in earnings of Yorkshire Power and
        other unconsolidated subsidiaries            (16,589)               -
  Miscellaneous income and deductions - net            1,639            4,933
                                                     -------         --------
                                                     (14,950)           4,933

Interest charges and preferred dividends of
 subsidiaries:
  Interest on long-term debt                            (115)         125,106
  Other interest                                     (13,630)          26,525
  Allowance for borrowed funds used during
   construction                                            -          (10,657)
  Dividends on PSCo and SPS obligated
   mandatorily redeemable preferred securities
   of subsidiary trusts holding solely
   subordinated debentures of PSCo and SPS                 -           15,200
                                                     -------         --------
                                                     (13,745)         156,174
                                                     -------         --------

Income before income taxes                           (16,589)         300,839

Income taxes                                               -           96,574
                                                     -------         --------

Net income                                           (16,589)         204,265
                                                     =======         ========

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                  CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                      For the Year Ended December 31, 1999
                             (Thousands of Dollars)


                                                                        Public      South-                   NC           Cheyenne
                                                       New Century      Service     western      New       Enter-          Light,
                                                     Energies, Inc.   Company of    Public     Century    prises, Inc.     Fuel &
                                                       (holding        Colorado     Service   Services,   (consoli-        Power
                                                       company)    (consolidated)   Company      Inc.       dated)          Co.
                                                       --------    --------------   -------      ----       ------          ---
 Retained earnings at beginning of year                  740,677        325,213     389,818          -      22,036        19,011
 Net income available for common shareholders            346,597        204,265     102,709          -      35,966         1,353
 Common stock dividends and other                       (267,721)      (183,428)    (84,243)         -           -             -
                                                        --------       --------     -------     ------      ------        ------
 Retained earnings at end of year                        819,553        346,050     408,284          -      58,002        20,364
                                                         =======        =======     =======     ======      ======        ======





               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
                  CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                      For the Year Ended December 31, 1999
                             (Thousands of Dollars)


                                                         Public                                  PS       Fuel            Elimina-
                                                        Service                       PSR      Colorado  Resources          tions
                                                       Company of         1480       Invest-   Credit    Development         and
                                                        Colorado         Welton,     ments,    Corpora-  Company (a      reclassifi-
                                                        (parent)          Inc.        Inc.       tion    dissolved corp.)  cations
                                                        --------          ----        ----       ----    ----------------  -------
 Retained earnings at beginning of year                  325,213            109       2,034          -     (42,475)         40,332
 Net income available for common shareholders            204,265          1,919      11,780      2,777         113         (16,589)
 Common stock dividends and other                       (183,428)        (3,701)    (11,800)    (2,777)          -          18,278
                                                        --------         ------     -------     ------      ------          ------
 Retained earnings at end of year                        346,050         (1,673)      2,014          -     (42,362)         42,021
                                                         =======         ======       =====      =====     =======          ======

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                  CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                      For the Year Ended December 31, 1999
                             (Thousands of Dollars)


                                                         West-     Elimina           New
                                                          Gas       -tions         Century
                                                         Inter-      and           Energies,
                                                         State,    reclassifi-       Inc.
                                                          Inc.      cations     (consolidated)
                                                          ----      -------     --------------
 Retained earnings at beginning of year                    226      (756,304)       740,677
 Net income available for common shareholders               89      (344,382)       346,597
 Common stock dividends and other                            -       267,671       (267,721)
                                                         -----       -------       --------
 Retained earnings at end of year                          315      (833,015)       819,553
                                                         =====      ========       ========





               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
                  CONSOLIDATING STATEMENTS OF RETAINED EARNINGS
                      For the Year Ended December 31, 1999
                             (Thousands of Dollars)


                                                           Public
                                                           Service
                                                          Company of
                                                           Colorado
                                                        (consolidated)
                                                        --------------
 Retained earnings at beginning of year                     325,213
 Net income available for common shareholders               204,265
 Common stock dividends and other                          (183,428)
                                                           --------
 Retained earnings at end of year                           346,050
                                                            =======

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATING STATEMENT OF CASH FLOWS
                          Year Ended December 31, 1999
                             (Thousands of Dollars)


                                                                       New           Public         South-                    NC
                                                                     Century         Service        western      New    Enterprises,
                                                                   Energies, Inc.    Company of     Public     Century       Inc.
                                                                     (holding        Colorado       Service    Services,  (consoli-
                                                                      company)     (consolidated)   Company      Inc.       dated)
                                                                    ------------  ---------------   -------    ---------  ---------
 Operating activities:
      Net income                                                      346,597          204,265      102,709           -      35,966
      Adjustments to reconcile net income to net
        cash provided by (used in) operating activities:
         Depreciation and amortization                                      -          202,634       78,085           -       8,717
         Amortization of investment tax credits                             -           (5,173)        (250)          -           -
         Deferred income taxes                                            648           15,817       15,922       1,535       4,271
         Allowance for equity funds used during construction                -                -       (1,040)          -           -
         Equity in earnings of Yorkshire Power and
            other unconsolidated subsidiaries, net                    (76,711)               -            -           -     (39,970)
         Change in accounts receivable                                 16,759          (25,687)      (7,738)    (26,823)    (25,033)
         Change in inventories                                              -          (21,298)      (1,064)          -         843
         Change in other current assets                                     -          (76,633)     (36,212)     (7,426)        316
         Change in accounts payable                                    14,009          109,870       12,285      18,830      43,615
         Change in other current liabilities                            8,404           50,749      (19,195)      4,768      (5,811)
         Change in deferred amounts                                   (18,763)          26,505      (14,283)      1,134      (9,527)
         Change in noncurrent liabilities                                   -           (5,423)       1,514       4,185       2,319
         Other                                                             45                -            -           -         857
                                                                      -------         --------      -------     -------      ------
           Net cash provided by (used in) operating activities        290,988          475,626      130,733      (3,798)     13,563

 Investing activities:
      Construction expenditures                                             -         (567,282)    (118,834)     (1,130)    (29,595)
      Allowance for equity funds used during construction                   -                -        1,040           -           -
      Proceeds from disposition of property, plant and equipment            -           92,861       (2,396)          -       2,471
      Disposition of subsidiary, net of cash sold                           -                -            -           -      13,877
      Capital contributed to subsidiaries                            (139,698)             344            -           -           -
      Purchase of other investments                                         -           (2,550)        (355)          -     (33,676)
      Sale of other investments                                             -           12,952            -           -       9,835
                                                                       ------           ------     --------     -------    --------
           Net cash provided by (used in) investing activities       (139,698)        (463,675)    (120,545)     (1,130)    (37,088)

 Financing activities:
      Proceeds from sale of common stock                               40,190                -            -           -           -
      Contribution of capital by NCE                                        -          109,372        4,697           -      25,561
      Proceeds from sale of long-term debt                                  -          242,846       99,846           -      12,902
      Redemption of long-term debt                                          -          (99,928)    (114,846)          -        (900)
      Short-term borrowings - net                                      63,712          (47,121)      83,584           -           -
      Intercompany loan - net                                          11,000                -            -       5,050     (17,699)
      Dividends on common stock                                      (266,947)        (185,315)     (83,287)          -        (343)
                                                                     --------         --------      -------     -------    --------
         Net cash provided by (used in) financing activities         (152,045)          19,854      (10,006)      5,050      19,521
                                                                     --------         --------      -------     -------    --------
         Net increase (decrease) in cash and temporary cash
           investments                                                   (755)          31,805          182         123      (4,004)
         Cash and temporary cash investments at beginning of year         819           19,926        1,350         450      33,018
                                                                      -------         --------        -----     -------    --------
         Cash and temporary cash investments at end of year                65           51,731        1,532         573      29,014
                                                                      =======         ========        =====     =======    ========

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                      CONSOLIDATING STATEMENT OF CASH FLOWS
                          Year Ended December 31, 1999
                             (Thousands of Dollars)


                                                                                                  Elimina-       New
                                                                         Cheyenne       WestGas    tions       Century
                                                                            Light,       Inter-     and        Energies,
                                                                          Fuel &        State,   reclassi-       Inc.
                                                                         Power Co.       Inc.    fications   (consolidated)
                                                                       -----------      ------   ---------   --------------
 Operating activities:
      Net income                                                            1,353          89    (344,382)        346,597
      Adjustments to reconcile net income to net
        cash provided by (used in) operating activities:
         Depreciation and amortization                                      3,122          16       1,942         294,516
         Amortization of investment tax credits                               (76)          -           -          (5,499)
         Deferred income taxes                                                167          (1)     (1,175)         37,184
         Allowance for equity funds used during construction                                           72            (968)
         Equity in earnings of Yorkshire Power and
            other unconsolidated subsidiaries, net                              -           -      76,711         (39,970)
         Change in accounts receivable                                     (3,328)        (10)     17,605         (54,254)
         Change in inventories                                               (435)          -          (1)        (21,955)
         Change in other current assets                                     1,165           -        (115)       (118,905)
         Change in accounts payable                                           296           4     (12,735)        183,174
         Change in other current liabilities                                  616           7          (1)         39,537
         Change in deferred amounts                                            10           -         113         (14,810)
         Change in noncurrent liabilities                                     (35)          -      (5,199)         (2,639)
         Other                                                                  -           -       1,369           2,271
                                                                           ------      ------    --------        --------
           Net cash provided by (used in) operating activities              2,855         105    (269,796)        644,279

 Investing activities:
      Construction expenditures                                            (6,694)          -       9,530        (714,005)
      Allowance for equity funds used during construction                                             (72)            968
      Proceeds from disposition of property, plant and equipment               (2)          -      (9,744)         83,190
      Disposition of subsidiary, net of cash                                    -           -           -          13,877
      Capital contributed to subsidiaries                                       -           -     139,354
      Purchase of other investments                                            10           -         (10)        (36,581)
      Sale of other investments                                                 -           -      (9,715)         13,072
                                                                          --------     ------      ------        --------
           Net cash provided by (used in) investing activities             (6,686)          -     129,343        (639,479)

 Financing activities:
      Proceeds from sale of common stock                                        -           -           -          40,190
      Contribution of capital by NCE                                           44           -    (139,674)              -
      Proceeds from sale of long-term debt                                      -           -                     355,594
      Redemption of long-term debt                                              -           -                    (215,674)
      Short-term borrowings - net                                               -           -       8,958         109,133
      Intercompany loan - net                                               3,425                  (1,776)
      Dividends on common stock                                                 -           -     268,945        (266,947)
                                                                           ------      ------    --------        --------
         Net cash provided by (used in) financing activities                3,469           -     136,453          22,296
                                                                           ------      ------    --------        --------
         Net increase (decrease) in cash and temporary cash
           investments                                                       (362)        105           -          27,096
         Cash and temporary cash investments at beginning of year             690         415           -          56,667
                                                                           ------      ------    --------        --------
         Cash and temporary cash investments at end of year                   328         520           -          83,763
                                                                           ======      ======    ========        ========

        PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
               CONSOLIDATING STATEMENT OF CASH FLOWS
                    Year Ended December 31, 1999
                       (Thousands of Dollars)

                                                                        Public                               PS         Fuel
                                                                        Service                  PSR      Colorado   Resources
                                                                      Company of      1480      Invest-    Credit   Development Co.
                                                                      of Colorado    Welton,     ments,   Corpora-   (a dissolved
                                                                        (parent)       Inc.      Inc.       tion     Colorado corp.)
                                                                      -----------    -------    -------   --------   ---------------
 Operating activities:
      Net income                                                        204,265       1,919      11,780       2,777            113
      Adjustments to reconcile net income to net
        cash provided by operating activities:
          Depreciation and amortization                                 199,156       1,480           -         136              9
          Amortization of investment tax credits                         (5,114)        (59)          -           -              -
          Deferred income taxes                                          16,002        (290)          -           -            105
          Equity in earnings of Yorkshire Power and
             other unconsolidated subsidiaries, net                       1,689           -           -           -              -
          Change in accounts receivable                                 (28,588)       (203)         92     (54,553)            20
          Change in inventories                                         (21,297)          -           -      (5,081)             -
          Change in other current assets                                (76,421)         (3)         14        (223)             -
          Change in accounts payable                                    152,106         (50)     (1,378)     22,879             20
          Change in other current liabilities                            46,282         156       2,069       2,591           (349)
          Change in deferred amounts                                     28,349           -           -         (14)             -
          Change in noncurrent liabilities                               (5,423)          -           -           -              -
          Other                                                               -           1          (1)          -              -
                                                                         ------       -----      ------     -------       --------
            Net cash provided by (used in) operating activitites        511,006       2,951      12,576     (31,488)           (82)

 Investing activities:
      Construction expenditures                                        (567,022)       (260)          -           -              -
      Proceeds from disposition of property, plant and equipment         91,471       1,390           -           -              -
      Disposition of subsidiary, net of cash sold                             -           -           -           -              -
      Capital contributed to subsidiaries                                     -           -           -           -              -
      Purchase of other investments                                    (180,018)          -        (450)          -              -
      Sale of other investments                                         186,152           -           -           -              -
                                                                       --------      ------      ------     -------       --------
            Net cash provided by (used in) investing activitites       (469,417)      1,130        (450)          -              -

 Financing activities:
      Proceeds from sale of common stock                                      -           -           -       4,289              -
      Contribution of capital by NCE                                    109,372           -           -           -              -
      Proceeds from sale of long-term debt                              242,846                       -           -              -
      Note payable to PSCo                                                    -           -           -           -              -
      Redemption of long-term debt                                      (99,471)       (457)          -           -              -
      Short-term borrowings - net                                       (77,105)          -           -      30,056           (700)
      Intercompany loan - net                                                 -           -           -           -              -
      Preferred stock of PSCo                                                 -           -           -           -              -
      Dividends on common stock                                        (185,315)     (3,701)    (11,800)     (2,777)             -
                                                                       --------      ------     -------      ------         ------
          Net cash provided by (used in) financing activities            (9,673)     (4,158)    (11,800)     31,568           (700)
                                                                       --------      ------     -------      ------         ------
          Net increase (decrease) in cash and temporary cash
            investments                                                  31,916         (77)        326          80           (782)
          Cash and temporary cash investments at beginning of year       18,572          94         (53)          7          1,306
                                                                         ------       -----     -------      ------         ------
          Cash and temporary cash investments at end of year             50,488          17         273          87            524
                                                                         ======       =====     =======      ======         ======

        PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
               CONSOLIDATING STATEMENT OF CASH FLOWS
                    Year Ended December 31, 1999
                       (Thousands of Dollars)

                                                                                       Elimina-         Public
                                                                                        tions          Service
                                                                         Colorado       and           Company of
                                                                         Natural      reclassi-        Colorado
                                                                         Fuels, LLC   fications     (consolidated)
                                                                         ----------   ---------     --------------
 Operating activities:
      Net income                                                                -      (16,589)            204,265
      Adjustments to reconcile net income to net
        cash provided by operating activities:
          Depreciation and amortization                                         -        1,853             202,634
          Amortization of investment tax credits                                -            -              (5,173)
          Deferred income taxes                                                 -            -              15,817
          Equity in earnings of Yorkshire Power and
             other unconsolidated subsidiaries, net                             -       (1,689)                  -
          Change in accounts receivable                                         -       57,545             (25,687)
          Change in inventories                                                 -        5,080             (21,298)
          Change in other current assets                                        -            -             (76,633)
          Change in accounts payable                                            -      (63,707)            109,870
          Change in other current liabilities                                   -            -              50,749
          Change in deferred amounts                                            -       (1,830)             26,505
          Change in noncurrent liabilities                                      -            -              (5,423)
          Other                                                                 -            -                   -
                                                                            -----     --------            --------
            Net cash provided by (used in) operating activitites                -      (19,337)            475,626

 Investing activities:
      Construction expenditures                                                 -            -             (567,282)
      Proceeds from disposition of property, plant and equipment                -            -               92,861
      Disposition of subsidiary, net of cash sold                               -            -                    -
      Capital contributed to subsidiaries                                     342            2                  344
      Purchase of other investments                                             -      177,918               (2,550)
      Sale of other investments                                                 -     (173,200)              12,952
                                                                           ------     --------            ---------
            Net cash provided by (used in) investing activitites              342        4,720             (463,675)

 Financing activities:
      Proceeds from sale of common stock                                        -       (4,289)                   -
      Contribution of capital by NCE                                            -            -              109,372
      Proceeds from sale of long-term debt                                                                  242,846
      Redemption of long-term debt                                              -            -              (99,928)
      Short-term borrowings - net                                               -          628              (47,121)
      Intercompany loan - net                                                   -            -                    -
      Dividends on common stock                                                 -       18,278             (185,315)
                                                                           ------     --------             --------
          Net cash provided by (used in) financing activities                   -       14,617               19,854
                                                                           ------     --------             --------
          Net increase (decrease) in cash and temporary cash
            investments                                                       342            -               31,805
          Cash and temporary cash investments at beginning of year              -            -               19,926
                                                                           ------     --------             --------
          Cash and temporary cash investments at end of year                  342            -               51,731
                                                                           ======     ========             ========

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1999
                             (Thousands of Dollars)

                                                                       New           Public         South-                    NC
                                                                     Century         Service        western      New    Enterprises,
                                                                   Energies, Inc.    Company of     Public     Century       Inc.
                                                                     (holding        Colorado       Service    Services,  (consoli-
                                                                      company)     (consolidated)   Company      Inc.       dated)
                                                                    ------------   --------------   -------    ---------  ---------
                        ASSETS

 Property, plant and equipment, at cost:
      Electric                                                              -         4,629,092     2,802,077           -          -
      Gas                                                                   -         1,289,995             -           -      1,083
      Steam and other                                                       -            68,109             -           -     44,998
      Common to all departments                                             -           458,940             -           -          -
      Construction in progress                                              -           300,224        95,477       1,013         48
                                                                      -------         ---------     ---------     -------    -------
                                                                            -         6,746,360     2,897,554       1,013     46,129
      Less:  accumulated depreciation                                       -         2,373,824     1,123,739           -      8,504
                                                                      -------         ---------                   -------    -------
        Total property, plant and equipment                                 -         4,372,536     1,773,815       1,013     37,625
                                                                      -------         ---------     ---------     -------    -------


 Investments, at cost:
      Investment in Yorkshire Power and other unconsolidated
        subsidiaries                                                2,779,136                 -             -           -    391,754
      Notes receivable from affiliates                                 49,500           192,620       119,036           -        518
      Other                                                                 -            12,679         5,946           -     70,824
                                                                    ---------         ---------       -------     -------    -------
        Total investments                                           2,828,636           205,299       124,982           -    463,096
                                                                    ---------         ---------       -------     -------    -------

 Current assets:
      Cash and temporary cash investments                                  65            51,731         1,532         573     29,014
      Accounts receivable, less reserve for uncollectible
        accounts                                                       59,150           199,304        83,928      59,459    122,669
      Accrued unbilled revenues                                             -           220,330        44,631           -        499
      Recoverable purchased gas and electric energy costs
       - net                                                                -            42,697         1,948           -          -
      Materials and supplies, at average cost                               -            53,984        18,035           -      2,304
      Fuel inventory, at average cost                                       -            27,326         2,292           -          -
      Gas in underground storage, at cost (LIFO)                            -            62,487             -           -          -
      Current portion of accumulated deferred income taxes                  -             3,532            70           -          -
      Prepaid expenses                                                      -            42,270         3,087      28,337      1,065
      Other                                                                 -               490         1,167           -      9,015
                                                                    ---------         ---------       -------     -------    -------
        Total current assets                                           59,215           704,151       156,690      88,369    164,566
                                                                    ---------         ---------       -------     -------    -------

 Deferred charges:
      Regulatory assets                                                     -           236,251       101,419           -          -
      Unamortized debt expense                                              -            18,892         9,605           -        691
      Other                                                            19,742            51,813        52,865       1,086     51,002
                                                                    ---------         ---------     ---------     -------    -------
        Total deferred charges                                         19,742           306,956       163,889       1,086     51,693
                                                                    ---------         ---------     ---------     -------    -------
                                                                    2,907,593         5,588,942     2,219,376      90,468    716,980
                                                                    =========         =========     =========     =======    =======

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1999
                             (Thousands of Dollars)

                                                                                                Elimina-       New
                                                                      Cheyenne       WestGas    tions       Century
                                                                        Light,        Inter-     and        Energies,
                                                                        Fuel &        State,   reclassi-       Inc.
                                                                       Power Co.       Inc.    fications   (consolidated)
                                                                     -----------      ------   ---------   --------------
                        ASSETS

 Property, plant and equipment, at cost:
      Electric                                                            65,773           -            -    7,496,942
      Gas                                                                 35,970           -            -    1,327,048
      Steam and other                                                         12           -          (69)     113,050
      Common to all departments                                            4,467         652            -      464,059
      Construction in progress                                             3,677           -            -      400,439
                                                                        --------      ------   ----------    ---------
                                                                         109,899         652          (69)   9,801,538
      Less:  accumulated depreciation                                     34,265         184            -    3,540,516
                                                                        --------      ------   ----------    ---------
        Total property, plant and equipment                               75,634         468          (69)   6,261,022
                                                                        --------      ------   ----------    ---------


 Investments, at cost:
      Investment in Yorkshire Power and other unconsolidated
        subsidiaries                                                           -           -   (2,779,136)     391,754
      Notes receivable from affiliates                                         -           -     (361,674)           -
      Other                                                                    1           -          (46)      89,404
                                                                        --------      ------  -----------     --------
        Total investments                                                      1           -   (3,140,856)     481,158
                                                                        --------      ------  -----------     --------

 Current assets:
      Cash and temporary cash investments                                    328         520            -       83,763
      Accounts receivable, less reserve for uncollectible
        accounts                                                           6,641          12     (160,047)     371,116
      Accrued unbilled revenues                                            1,077           -            -      266,537
      Recoverable purchased gas and electric energy costs
       - net                                                               2,218           -            -       46,863
      Materials and supplies, at average cost                                698           -            -       75,021
      Fuel inventory, at average cost                                          -           -            -       29,618
      Gas in underground storage, at cost (LIFO)                           1,169           -            -       63,656
      Current portion of accumulated deferred income taxes                     -           -        1,385        4,987
      Prepaid expenses                                                       146           -            -       74,905
      Other                                                                    -           -            -       10,672
                                                                        --------      ------       ------    ---------
        Total current assets                                              12,277         532     (158,662)   1,027,138
                                                                        --------      ------       ------    ---------

 Deferred charges:
      Regulatory assets                                                      295           -            -      337,965
      Unamortized debt expense                                               587           -            -       29,775
      Other                                                                1,086           -        7,340      184,934
                                                                        --------      ------       ------     --------
        Total deferred charges                                             1,968           -        7,340      552,674
                                                                        --------      ------       ------    ---------
                                                                          89,880       1,000   (3,292,247)   8,321,992
                                                                        ========      ======   ==========    =========

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1999
                             (Thousands of Dollars)

                                                                       New           Public         South-                    NC
                                                                     Century         Service        western      New    Enterprises,
                                                                   Energies, Inc.    Company of     Public     Century       Inc.
                                                                     (holding        Colorado       Service    Services,  (consoli-
                                                                      company)     (consolidated)   Company      Inc.       dated)
                                                                    ------------   --------------   -------    ---------  ---------
                CAPITAL AND LIABILITIES

 Common stock                                                         1,916,088      1,414,835        353,099         1     177,608
 Retained earnings                                                      819,553        346,050        408,284         -      58,002
 Accumulated comprehensive income                                        (2,951)             -              -         -      (2,951)
                                                                      ---------      ---------      ---------    ------     -------
      Total common equity                                             2,732,690      1,760,885        761,383         1     232,659

 PSCo and SPS obligated mandatorily redeemable
      preferred securities of subsidiary trust holding solely
      subordinated debentures of PSCo and SPS                                 -        194,000        100,000         -           -
 Long-term debt of subsidiaries                                               -      1,721,959        605,875         -     328,942
                                                                      ---------      ---------      ---------    ------    --------
                                                                      2,732,690      3,676,844      1,467,258         1     561,601
                                                                      ---------      ---------      ---------    ------    --------

 Noncurrent liabilities:
      Employees' postretirement benefits other than pensions                  -         51,080          6,086         -         257
      Employees' postemployment benefits                                      -         26,229          4,940     1,129           -
                                                                      ---------      ---------      ---------    ------     -------
        Total noncurrent liabilities                                          -         77,309         11,026     1,129         257
                                                                      ---------      ---------      ---------     -----     -------

 Current liabilities:
      Notes payable and commercial paper                               100,150         356,192        177,746    30,200           -
      Long-term debt due within one year                                     -         132,823              -         -       3,395
      Accounts payable                                                   3,922         336,891         76,560    30,422     103,314
      Dividends payable                                                 70,045          44,575         20,963         -           -
      Recovered electric energy costs - net                                  -          11,873              -         -           -
      Customers' deposits                                                    -          24,370          5,833         -         322
      Accrued taxes                                                       (257)         67,030         23,486     2,790      (4,805)
      Accrued interest                                                      46          44,034         17,223         -           -
      Current portion of accumulated deferred income taxes                 920               -              -    (2,008)       (243)
      Other                                                                  4          91,067         26,857    15,553      17,989
                                                                      --------       ---------      ---------    ------     -------
        Total current liabilities                                      174,830       1,108,855        348,668    76,957     119,972
                                                                      --------       ---------      ---------    ------     -------

 Deferred credits:
      Customers' advances for construction                                   -          54,826            348         -           -
      Unamortized investment tax credits                                     -          89,286          4,969         -           -
      Accumulated deferred income taxes                                      -         555,829        376,245     4,848      24,465
      Other                                                                 73          25,993         10,862     7,533      10,685
                                                                      --------       ---------      ---------    ------     -------
        Total deferred credits                                              73         725,934        392,424    12,381      35,150
                                                                      --------       ---------       --------    ------     -------

                                                                      2,907,593      5,588,942      2,219,376    90,468     716,980
                                                                      =========      =========      =========    ======     =======

                   NEW CENTURY ENERGIES, INC. AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1999
                             (Thousands of Dollars)

                                                                                                Elimina-       New
                                                                      Cheyenne       WestGas    tions       Century
                                                                        Light,        Inter-     and        Energies,
                                                                        Fuel &        State,   reclassi-       Inc.
                                                                       Power Co.       Inc.    fications   (consolidated)
                                                                     -----------      ------   ---------   --------------
                CAPITAL AND LIABILITIES

 Common stock                                                             3,044          600   (1,949,187)   1,916,088
 Retained earnings                                                       20,364          315     (833,015)     819,553
 Accumulated comprehensive income                                             -            -        2,951       (2,951)
                                                                       --------      ---------- ------------ ---------
      Total common equity                                                23,408          915   (2,779,251)   2,732,690

 PSCo and SPS obligated mandatorily redeemable
      preferred securities of subsidiary trust holding solely
      subordinated debentures of PSCo and SPS                                 -            -            -      294,000
 Long-term debt of subsidiaries                                          29,000            -     (311,655)   2,374,121
                                                                       --------      -------   ----------    ---------
                                                                         52,408          915   (3,090,906)   5,400,811
                                                                       --------      -------   ----------    ---------

 Noncurrent liabilities:
      Employees' postretirement benefits other than pensions                173            -            -       57,596
      Employees' postemployment benefits                                    525            -            -       32,823
                                                                       --------      -------   ----------     --------
        Total noncurrent liabilities                                        698            -            -       90,419
                                                                       --------      -------   ----------     --------

 Current liabilities:
      Notes payable and commercial paper                                 19,300            -      (50,061)     633,527
      Long-term debt due within one year                                      -            -            -      136,218
      Accounts payable                                                    7,154            2      (86,508)     471,757
      Dividends payable                                                       -            -      (65,538)      70,045
      Recovered electric energy costs - net                                   -            -            -       11,873
      Customers' deposits                                                   285            -            -       30,810
      Accrued taxes                                                         363           10            -       88,617
      Accrued interest                                                      398            -            -       61,701
      Current portion of accumulated deferred income taxes                  (54)           -        1,385            -
      Other                                                               1,063            2            -      152,535
                                                                       --------      -------     --------    ---------
        Total current liabilities                                        28,509           14     (200,722)   1,657,083
                                                                       --------      -------     --------    ---------

 Deferred credits:
      Customers' advances for construction                                1,085            -            -       56,259
      Unamortized investment tax credits                                  1,171            -            -       95,426
      Accumulated deferred income taxes                                   5,950           71            -      967,408
      Other                                                                  59            -         (619)      54,586
                                                                       --------      -------   ----------    ---------
        Total deferred credits                                            8,265           71         (619)   1,173,679
                                                                       --------      -------   ----------    ---------

                                                                         89,880        1,000   (3,292,247)   8,321,992
                                                                       ========      =======   ==========    =========

               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1999
                             (Thousands of Dollars)

                                                                        Public                               PS          Fuel
                                                                        Service                  PSR      Colorado     Resources
                                                                      Company of      1480      Invest-    Credit    Development Co.
                                                                      of Colorado    Welton,     ments,   Corpora-   (a dissolved
                                                                        (parent)       Inc.      Inc.       tion     Colorado corp.)
                                                                      -----------    -------    -------   --------   ---------------
                       ASSETS

 Property, plant and equipment, at cost:
     Electric                                                         4,629,067            -          -          -            -
     Gas                                                              1,284,783            -          -          -           31
     Steam and other                                                     66,165        1,867          -          -            -
     Common to all departments                                          405,224       53,716          -          -            -
     Construction in progress                                           300,222            2          -          -            -
                                                                      ---------      -------   --------   --------      -------
                                                                      6,685,461       55,585          -          -           31
     Less:  accumulated depreciation                                  2,351,764       19,872          -          -           31
                                                                      ---------      -------   --------   --------      -------
       Total property, plant and equipment                            4,333,697       35,713          -          -            -
                                                                      ---------      -------   --------   --------      -------


 Investments, at cost:
     Investment in Yorkshire Power and other unconsolidated
      subsidiaries                                                       55,977            -          -          -            -
     Notes receivable from affiliates                                   192,620            -          -          -            -
     Other                                                               14,594            -      4,098          -            -
                                                                      ---------      -------   --------   --------      -------
       Total investments                                                263,191            -      4,098          -            -
                                                                      ---------      -------   --------   --------      -------

 Current assets:
     Cash and temporary cash investments                                 50,488           17        273         87          524
     Accounts receivable, less reserve for uncollectible
      accounts                                                          202,211          892        292    407,817            -
     Accrued unbilled revenues                                          220,330            -          -          -            -
     Recoverable purchased gas and electric energy costs
       - net                                                             42,697            -          -          -            -
     Materials and supplies, at average cost                             53,506            -          -          -            -
     Fuel inventory, at average cost                                     27,326            -          -     27,377            -
     Gas in underground storage, at cost (LIFO)                          62,487            -          -          -            -
     Current portion of accumulated deferred income taxes                 3,532            -          -          -            -
     Prepaid expenses                                                    41,762           15        480          -            -
     Other                                                                  178       11,636        115        312            -
                                                                      ---------      -------   --------   --------      -------
       Total current assets                                             704,517       12,560      1,160    435,593          524
                                                                      ---------      -------   --------   --------      -------

 Deferred charges:
     Regulatory assets                                                  236,251            -          -          -            -
     Unamortized debt expense                                            18,225          610          -         57            -
     Other                                                               51,821            -          -         13            -
                                                                      ---------      -------   --------   --------      -------
       Total deferred charges                                           306,297          610          -         70            -
                                                                      ---------      -------   --------   --------      -------
                                                                      5,607,702       48,883      5,258    435,663          524
                                                                      =========      =======   ========   ========      =======

               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1999
                             (Thousands of Dollars)

                                                                                      Green       Elimina-         Public
                                                                                       and         tions          Service
                                                                        Colorado      Clear         and           Company of
                                                                        Natural       Lakes       reclassi-        Colorado
                                                                      Fuels, LLC     Company      fications     (consolidated)
                                                                      ----------     -------      ---------     --------------
                       ASSETS

 Property, plant and equipment, at cost:
     Electric                                                                -           25              -         4,629,092
     Gas                                                                 5,181            -              -         1,289,995
     Steam and other                                                         -            -             77            68,109
     Common to all departments                                               -            -              -           458,940
     Construction in progress                                                -            -              -           300,224
                                                                        ------       ------       --------        ----------
                                                                         5,181           25             77         6,746,360
     Less:  accumulated depreciation                                     2,157            -              -         2,373,824
                                                                        ------       ------       --------        ----------
       Total property, plant and equipment                               3,024           25             77         4,372,536
                                                                        ------       ------       --------        ----------


 Investments, at cost:
     Investment in Yorkshire Power and other unconsolidated
      subsidiaries                                                           -            -        (55,977)                -
     Notes receivable from affiliates                                        -            -              -           192,620
     Other                                                                 417            -         (6,430)           12,679
                                                                        ------       ------       --------         ---------
       Total investments                                                   417            -        (62,407)          205,299
                                                                        ------       ------       --------         ---------

 Current assets:
     Cash and temporary cash investments                                   342            -              -            51,731
     Accounts receivable, less reserve for uncollectible
      accounts                                                           1,030            -       (412,938)          199,304
     Accrued unbilled revenues                                               -            -              -           220,330
     Recoverable purchased gas and electric energy costs
       - net                                                                 -            -              -            42,697
     Materials and supplies, at average cost                               478            -              -            53,984
     Fuel inventory, at average cost                                         -            -        (27,377)           27,326
     Gas in underground storage, at cost (LIFO)                              -            -              -            62,487
     Current portion of accumulated deferred income taxes                    -            -              -             3,532
     Prepaid expenses                                                       13            -              -            42,270
     Other                                                                   -            -        (11,751)              490
                                                                        ------       ------       --------         ---------
       Total current assets                                              1,863            -       (452,066)          704,151
                                                                        ------       ------       --------         ---------

 Deferred charges:
     Regulatory assets                                                       -            -              -           236,251
     Unamortized debt expense                                                -            -              -            18,892
     Other                                                                   2            -            (23)           51,813
                                                                        ------       ------       --------          --------
       Total deferred charges                                                2            -            (23)          306,956
                                                                        ------       ------       --------          --------
                                                                         5,306           25       (514,419)        5,588,942
                                                                        ======       ======       ========         =========

               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1999
                             (Thousands of Dollars)

                                                                        Public                               PS          Fuel
                                                                        Service                  PSR      Colorado     Resources
                                                                      Company of      1480      Invest-    Credit    Development Co.
                                                                      of Colorado    Welton,     ments,   Corpora-   (a dissolved
                                                                        (parent)       Inc.      Inc.       tion     Colorado corp.)
                                                                      -----------    -------    -------   --------   ---------------
               CAPITAL AND LIABILITIES

 Common stock                                                         1,414,835        7,506       3,632     27,964       42,950
 Retained earnings                                                      346,050       (1,673)      2,014          -      (42,362)
 Accumulated comprehensive income                                             -            -           -          -            -
                                                                      ---------      -------      ------    -------     --------
     Total common equity                                              1,760,885        5,833       5,646     27,964          588

 PSCo and SPS obligated mandatorily redeemable
     preferred securities of subsidiary trust holding solely
     subordinated debentures of PSCo and SPS                                  -            -           -          -            -
 Long-term debt of subsidiaries                                       1,892,176       29,783           -          -            -
                                                                      ---------      -------      ------    -------     --------
                                                                      3,653,061       35,616       5,646     27,964          588
                                                                      ---------      -------      ------    -------     --------

 Noncurrent liabilities:
     Employees' postretirement benefits other than pensions              51,080            -           -          -            -
     Employees' postemployment benefits                                  26,229            -           -          -            -
                                                                      ---------      -------      ------    -------     --------
       Total noncurrent liabilities                                      77,309            -           -          -            -
                                                                      ---------      -------      ------    -------     --------

 Current liabilities:
     Notes payable and commercial paper                                 280,331            -           -     99,281            -
     Long-term debt due within one year                                  32,308          515           -    100,000            -
     Accounts payable                                                   571,897           37      (1,326)   205,447        1,607
     Dividends payable                                                   44,575            -           -          -            -
     Recovered electric energy costs                                     11,873
     Customers' deposits                                                 24,370            -           -          -            -
     Accrued taxes                                                       67,142          216         938        285       (1,551)
     Accrued interest                                                    41,013          335           -      2,686            -
     Current portion of accumulated deferred income taxes                     5           (5)          -          -            -
     Other                                                               90,273           20           -          -          357
                                                                      ---------      -------      ------    -------     --------
       Total current liabilities                                      1,163,787        1,118        (388)   407,699          413
                                                                      ---------      -------      ------    -------     --------

 Deferred credits:
     Customers' advances for construction                                54,826            -           -          -            -
     Unamortized investment tax credits                                  88,518          768           -          -            -
     Accumulated deferred income taxes                                  544,321       11,381           -          -         (487)
     Other                                                               25,880            -           -          -           10
                                                                      ---------      -------      ------    -------     --------
       Total deferred credits                                           713,545       12,149           -          -         (477)
                                                                      ---------      -------      ------    -------     --------

                                                                      5,607,702       48,883       5,258    435,663          524
                                                                      =========      =======      ======    =======     ========

               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
                           CONSOLIDATING BALANCE SHEET
                               December 31, 1999
                             (Thousands of Dollars)

                                                                                        Green       Elimina-         Public
                                                                                         and         tions          Service
                                                                          Colorado      Clear         and           Company of
                                                                          Natural       Lakes       reclassi-        Colorado
                                                                        Fuels, LLC     Company      fications     (consolidated)
                                                                        ----------     -------      ---------     --------------
               CAPITAL AND LIABILITIES

 Common stock                                                            3,344             25        (85,421)        1,414,835
 Retained earnings                                                           -              -         42,021           346,050
 Accumulated comprehensive income                                            -              -              -                 -
                                                                        ------           ----       --------         ---------
     Total common equity                                                 3,344             25        (43,400)        1,760,885

 PSCo and SPS obligated mandatorily redeemable
     preferred securities of subsidiary trust holding solely
     subordinated debentures of PSCo and SPS                                 -              -        194,000           194,000
 Long-term debt of subsidiaries                                              -              -       (200,000)        1,721,959
                                                                        ------           ----       --------         ---------
                                                                         3,344             25        (49,400)        3,676,844
                                                                        ------           ----       --------         ---------

 Noncurrent liabilities:
     Employees' postretirement benefits other than pensions                  -              -              -            51,080
     Employees' postemployment benefits                                      -              -              -            26,229
                                                                        ------           ----       --------         ---------
       Total noncurrent liabilities                                          -              -              -            77,309
                                                                        ------           ----       --------         ---------

 Current liabilities:
     Notes payable and commercial paper                                    518              -        (23,938)          356,192
     Long-term debt due within one year                                      -              -              -           132,823
     Accounts payable                                                      310              -       (441,081)          336,891
     Dividends payable                                                       -              -              -            44,575
     Recovered electric energy costs                                                                                    11,873
     Customers' deposits                                                     -              -              -            24,370
     Accrued taxes                                                           -              -              -            67,030
     Accrued interest                                                        -              -              -            44,034
     Current portion of accumulated deferred income taxes                    -              -              -                 -
     Other                                                                 417              -              -            91,067
                                                                        ------           ----       --------         ---------
       Total current liabilities                                         1,245              -       (465,019)        1,108,855
                                                                        ------           ----       --------         ---------

 Deferred credits:
     Customers' advances for construction                                    -              -              -            54,826
     Unamortized investment tax credits                                      -              -              -            89,286
     Accumulated deferred income taxes                                     614              -              -           555,829
     Other                                                                 103              -              -            25,993

       Total deferred credits                                              717              -              -           725,934
                                                                        ------           ----       --------        ----------

                                                                         5,306             25       (514,419)        5,588,942
                                                                        ======           ====       ========        ==========

                                    EXHIBITS

Copies of the documents listed below which are identified with an asterisk (*) have heretofore been filed with the SEC and are incorporated herein by reference and a part hereof. Exhibits not so identified are filed herewith unless otherwise stated.

Exhibit A* Annual reports of NCE (File No. 1-12927), PSCo (File No. 1-3280) and SPS (File No. 1-3789) are incorporated herein by reference to their combined Annual Report on Form 10-K ("Combined Form 10-K") for the year ended December 31, 1999.

Exhibit B
         NCE
  B-1.1* Restated  Articles of  Incorporation  dated  December 8, 1995 (NCE Form
         S-4, Exhibit 3(a)).

  B-1.2* Restated Bylaws dated December 15, 1998 (Combined Form 10-K for the year ended December 31, 1998, Exhibit 3(b)1, File No. 1-12927).

  B-1.3* Rights Agreement, dated as of August 1, 1997, between NCE and the Bank of New York, as Rights Agent (NCE Form 8-K, Exhibit 1, File No. 1-12927).

  B-1.4* Amendment as of March 24, 1999 to the Rights Agreement, dated as of August 1, 1997, between New Century Energies, Inc. and the Bank of New York (Form 8-K, March 24, 1999, Exhibit 99.2, File No. 1-2927).

         PSCo
  B-2.1* Amended  and  Restated  Articles of  Incorporation  dated July 10, 1998
         (Combined Form 10-K for the year ended December 31, 1998, Exhibit 3(a)1, File No. 1-3280).

  B-2.2* By-laws dated  November 20, 1997 (Combined Form 10-K for the year ended
         December 31, 1997, Exhibit 3(b)1, File No. 1-3280).

         SPS
  B-3.1* Amended and Restated Articles of Incorporation dated September 30, 1997
         (Combined Form 10-K for the year ended December 31,1997, Exhibit 3(a)2, File No. 1-3789).

  B-3.2* By-laws dated September 29, 1997 (Combined Form 10-K for the year ended
         December 31,1997, Exhibit 3(b)2, File No. 1-3789).

Exhibit C* Instruments defining the rights of security holders, including indentures have been previously filed with the SEC and are identified in the exhibit index in the combined Form 10-K for the year ended December 31, 1999.

Exhibit D New Century Energies, Inc. and subsidiary companies agreement for filing consolidated Federal income tax return and for allocation of consolidated Federal income tax return and for allocation of allocation of consolidated Federal income tax liabilities and benefits.

Exhibit F

  F-1.1* Financial   information   for  Yorkshire   Power  Group  Limited  (File
         No.333-47925) is incorporated herein by reference to its Transition Report on Form 10-K for the transition period from April 1, 1999 to December 31, 1999.

  F-1.2 Balance sheets and statements of income and cash flows, to the extent to F-1.10 available for subsidiaries that are not considered a majority-owned associate company including Cadence Network, L.L.C., Windpower Partners 1994, L.P., Borger Energy Associates, L.P., Quixx Linden, L.P., Young Gas Storage Company, Ltd.,Johnstown Cogeneration Company, L.L.C., Ep3, L.L.C., WYCO Development, L.L.C. and Centrus, L.L.P. are filed confidentially pursuant to Rule 104 (b) of the PUHCA.

Exhibit G  Financial Data Schedules for NCE and subsidiary companies. (Included in electronic submission only.)

Exhibit H  The relationship of each EWG in which the system holds an interest to other system companies is reflected in Item 1.

Exhibit I
 I-1 to I-3  Balance  sheets and  statements of income and cash flows,  to the extent available, for EWGs and FUCOs that are not considered a majority-owned associate company including Denver City Energy Associates, L.P., IPC, IPI and Central Piedra Buena are filed confidentially pursuant to Rule 104 (b) of the PUHCA.

Exhibit D

               New Century Energies, Inc. and Subsidiary Companies
          AGREEMENT FOR FILING CONSOLIDATED FEDERAL INCOME TAX RETURNS
                                     AND FOR
            ALLOCATION OF CONSOLIDATED FEDERAL INCOME TAX LIABILITIES
                                  AND BENEFITS

      New Century Energies, Inc., a registered public utility holding company, and its Subsidiaries (collectively referred to as the "Parties") hereby agree to join annually in the filing of a consolidated federal income tax return and to allocate the consolidated federal income tax liabilities and benefits among the members of the consolidated group in accordance with the provisions of this Agreement.

      PARTIES TO THE AGREEMENT:
                                                  Federal Employer
      Company Name and Address                  Identification Number
      ------------------------                  ---------------------
      New Century Energies, Inc.                   84-1334327
      Denver, Colorado

      Public Service Company of Colorado           84-0296600
      Denver, Colorado

      Southwestern Public Service Company          75-0575400
      Amarillo, Texas

      New Century Services, Inc.                   84-1393401
      Denver, Colorado

      Cheyenne Light, Fuel and Power Company       83-0110025
      Cheyenne, Wyoming

      WestGas Interstate, Inc.                     84-1146601
      Denver, Colorado

      NC Enterprises, Inc.                         84-1393468
      Denver, Colorado

      Green & Clear Lakes Company                  84-6015505
      Denver, Colorado

      1480 Welton, Inc.                            84-6015504
      Denver, Colorado

      PS Colorado Credit Corporation               84-1032526
      Denver, Colorado

      PSR Investments, Inc.                        84-1008701
      Denver, Colorado

      New Century International, Inc.              84-1396518
      Denver, Colorado

      Natural Fuels Corporation                    84-1138036
      Denver, Colorado

      Fuel Resources Development Company           84-0606084
      Denver, Colorado

      e prime, inc.                                84-1294626
      Denver, Colorado

      Young Gas Storage Company                    76-0411694
      Denver, Colorado

      Texas-Ohio Gas, Inc.                         76-0229099
      Denver, Colorado

      Texas Ohio Pipeline, Inc.                    76-0323102
      Denver, Colorado

      e prime Florida, Inc.                        91-1997698
      Denver, Colorado

      e prime Georgia, Inc.                        91-1997013
      Denver, Colorado

      e prime Networks, Inc.                       84-1378878
      Denver, Colorado

      e prime Operating, Inc.                      84-1432058
      Denver, Colorado

      e prime Projects International, Inc.            84-1432055
      Denver, Colorado

      e prime Energy Marketing, Inc.               84-1405841
      Denver, Colorado

      Quixx Corporation                            75-2052223
      Amarillo, Texas

      Quixx Power Services, Inc.                   75-2507740
      Amarillo, Texas

      Quixx Carolina, Inc.                         75-2620106
      Amarillo, Texas

      Quixx WPP94, Inc.                            75-2571713
      Amarillo, Texas

      Quixx Resources, Inc.                        88-0352919
      Amarillo, Texas

      Quixx Borger Cogen, Inc.                     52-2035347
      Amarillo, Texas

      Quixxlin Corporation                         74-2792015
      Amarillo, Texas

      Quixx Jamaica, Inc.                          75-2572413
      Amarillo, Texas

      KES Montego, Inc.                            94-3210528
      Amarillo, Texas

      Quixx Jamaica Power, Inc.                    52-2035350
      Amarillo, Texas

      Quixx Mustang Station, Inc.                  75-2673153
      Amarillo, Texas

      Utility Engineering Corporation              75-2052226
      Amarillo, Texas

      Precision Resource Company                   75-2649652
      Amarillo, Texas

      Universal Utility Services Company           75-2648792
      Amarillo, Texas

      The Planergy Group, Inc.                     76-0295947
      Denver, Colorado

      Planergy, Inc.                               74-1931624
      Denver, Colorado

      Planergy (Delaware), Inc.                    74-2803427
      Denver, Colorado

      Planergy New York, Inc.                      74-2607771
      Denver, Colorado

      Planergy Power II, Inc.                      76-0375390
      Denver, Colorado

      Planergy Services, Inc.                      68-0138424
      Denver, Colorado

      Planergy Energy Services, Inc.               68-0138748
      Denver, Colorado

      Planergy Services USA, Inc.                  68-0138749
      Denver, Colorado

      Cogeneration Capital Associates, Inc.        94-2749760
      Denver, Colorado

      Planergy Services of Houston, Inc.           68-0149373
      Denver, Colorado

      Planergy Services of Texas, Inc.             68-0149372
      Denver, Colorado

      Planergy Services of California, Inc.        68-0041898
      Denver, Colorado

      New Century - Cadence, Inc.                  84-1435388
      Denver, Colorado

      New Century - Centrus                        84-1464846
      Denver, Colorado

      NCE Communications, Inc.                     84-1378877
      Denver, Colorado

      New Century WYCO, Inc.                       84-1516453
      Denver, Colorado

      New Century O&M Services, Inc.               84-1499950
      Denver, Colorado



      DEFINITIONS:

      "Consolidated Tax" is the aggregate current federal income tax liability for a tax year. It is the tax shown on the consolidated federal income tax return and any adjustments thereto thereafter determined. The Consolidated Tax will be the current federal income tax refund if the consolidated return shows a negative tax.

      "Corporate Tax Credit" is the negative separate return regular tax of a subsidiary company for a tax year, equal to the amount by which the Consolidated Tax is reduced by including the separate return taxable loss or other net tax benefit of such subsidiary company in the consolidated tax return.

      "Corporate Taxable Income (or Loss)" is the taxable income (or loss) of an associate company for a tax year, computed as though such company had filed a separate return on the same basis as used in the consolidated return, except that dividend income from associate companies shall be disregarded, and other intercompany transactions, eliminated in consolidation, shall be given appropriate effect. It shall be further adjusted to allow for applicable rights accrued to the associate company under the second paragraph of sub-section (b) of this Agreement, but carryovers or carrybacks shall not be taken into account if the associate company has been paid a Corporate Tax Credit therefor. If a subsidiary company is a member of the registered holding company's consolidated tax group for only part of a tax year, that period will be deemed to be its tax year for purposes of this Agreement.

      "Separate Return Tax" is the tax on the Corporate Taxable Income of an associate company computed as though such company were not a member of a consolidated group.

      These definitions shall apply, as appropriate, in the context of the regular income tax and the Alternative Minimum Tax ("AMT") unless otherwise indicated in this Agreement.

      TAX ALLOCATION PROCEDURES:

      Notwithstanding anything in this Agreement to the contrary, the Consolidated Tax shall be allocated among the Parties consistent with Rule 45(c) of the Public Utility Holding Company Act of 1935, utilizing the "Separate Return Tax" method.

      (a) The Consolidated Tax, exclusive of the AMT, will be allocated among the Parties based on the ratio of each member's Separate Return Tax to the total Separate Return Tax. The positive tax liability allocated to any subsidiary of the group will not exceed the Separate Return Tax of such subsidiary.

   (b) Each member of the group having a corporate tax loss will be included in the allocation of the Consolidated Tax. Those associate companies with a positive allocation will pay the amount allocated and those associate companies, other than the holding company, with a negative allocation will receive current payment for their Corporate Tax Credit. These payments will be allocated to the members of the group having Separate Return Tax as provided in sub-section (a) of this Agreement. New Century Energies, Inc., the holding company, is prohibited from receiving cash payment for a corporate tax loss unless the activity generating the net tax benefit can be specifically identified as holding company business.

      If the aggregate of the members' corporate tax losses or other tax benefits are not entirely utilized on the current year's consolidated return, the consolidated carryback to the applicable prior tax year(s) will be allocated in the same manner as provided in sub-section (g) of this Agreement. If these losses or other tax benefits cannot be used through a carryback to a previous consolidated return year, their carryover shall be equitably allocated to those members whose investments or contributions generated the general business or other tax credit, the capital loss, or whose activities generated other losses or tax benefits.

      (c) Consolidated AMT, i.e.,  positive  consolidated  Tentative Minimum Tax
(TMT) in excess of consolidated regular income tax, shall be allocated only to those members who on a separate return basis would have an excess of TMT over regular income tax (Excess). For purposes of this allocation, TMT and regular income tax can be positive or negative. Consolidated AMT will be apportioned among those members of the affiliated group in accordance with the ratio that the Excess of each member computed on a separate return basis bears to the total amount of Excess for all members computed on a separate return basis. A member's regular income tax allocation will not be reduced as the result of any AMT allocation.

      (d) An AMT credit shall be allocated in accordance with the ratio that consolidated AMT was apportioned in sub-section (c) of this agreement. Only those members that had an AMT liability for the current year are allocated the credit. This credit is used to reduce the tax liability or increase the tax reimbursement of such members in a future year only when the affiliated group is not in a consolidated AMT position for that taxable year. The Parent shall inform each member when and to what extent such credit will be utilized.

      (e) Intercompany transactions eliminated by consolidation entries which affect the consolidated tax will be restored to the appropriate member of the group for the purpose of computing Separate Return Tax.

      (f) Any material items taxed at different rates or involving other special benefits or limitations included in the consolidated tax and separate return tax for any year will be allocated to the individual members of the group.

      (g) In the event the Consolidated Tax liability is subsequently revised by Internal Revenue Service audit adjustments, amended returns, claims for refund, or otherwise, such changes shall be allocated in the same manner as though the adjustments on which they are based had formed a part of the original consolidated return.

      (h) If the amount of consolidated tax allocated to any subsidiary under this Agreement, as determined above, exceeds the separate return tax of such subsidiary, such excess shall be reallocated among those members whose allocated tax liability is less than the amount of their respective separate return tax liabilities.

The reallocation shall be proportionate to the respective reductions in separate return tax liability of such members. Any remaining unallocated tax liability shall be assigned to New Century Energies, Inc. The term "tax" and "tax liability" used in this subsection shall include the regular income tax, Environmental Tax and AMT.

      EFFECTIVE DATE:

      This Agreement is effective for the allocation of the current federal income tax liabilities of the Parties for the consolidated tax year 1997, and all subsequent years until this Agreement is revised.

      NEW MEMBERS:

      If during a consolidated return period the Parent or a subsidiary acquires or organizes another corporation that is required to be included in the consolidated return, then such corporation shall join in and be bound by this agreement.

      APPROVAL:

      This Agreement is subject to the approval of the Securities and Exchange Commission. A copy of this Agreement will be filed as an exhibit to the Form U5S Annual Report to the Securities and Exchange Commission by New Century Energies, Inc. for each year end beginning December 31, 1997.

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned, duly authorized, have signed this Agreement on behalf of the Parties indicated.

                   ANNUAL REPORT OF NEW CENTURY SERVICES, INC.

                                SIGNATURE CLAUSE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                                      New Century Energies, Inc.
                                     -----------------------------------
                                     (Name of Reporting Company)

                                     By: /s/ Teresa S. Madden
                                     -----------------------------------
                                     (Signature of Signing Officer)

                                     Teresa S. Madden, Controller
                                     -----------------------------------
                                     (Printed Name and Title of Signing Officer)


Date: May 1, 2000